

ARIS



R.G. Barry Corporation
Annual Report 2007

Our mission is to be the No.1 global accessory footwear company

the *Dearfoams* company

Providing the best product, brands and services

Company Profile

R.G. Barry Corporation is one of the world's leading developers and marketers of accessory footwear products, a category that encompasses slippers, sandals, hybrid and active fashion footwear, slipper socks and hosiery.

Slippers	Active & Fashion	Sandals	Slipper Socks/Hosiery
	Dearfoams NV™	Dearfoams NV™	Softsoles™
	DF Sport®	DF Sport®	
	Terrasoles®	[illegible]	
	Superga®		

Our growing family of accessory footwear brands includes:

Dearfoams®, the world's most recognized slipper brand

Terrasoles®, après anything hybrid footwear

Superga®, licensed canvas active/fashion footwear

Dearfoams DF Sport® and Dearfoams NV™ active/fashion footwear

NCAA-licensed My College Footwear™

Dearfoams Bliss™, DF Men®, DF Women®, Dreamtop™, Compacks By Dearfoams®, Softsoles™, Soluna®, EZfeet®, Utopia®, Angel Treads®, Soft Notes®, Solé and licensed Liz Claiborne® slippers

Our products are sold through premier, traditional, promotional and national chain department stores, discount stores, warehouse clubs, outdoor stores, independent and specialty retailers, boutiques, supermarkets, catalogs and Internet retailers. We also supply some of North America's leading retailers with footwear under their own private labels.

R.G. Barry Corporation, the Dearfoams company, was founded in Columbus, Ohio, in 1947 and has been publicly traded since 1962. Our common shares are principally traded on the American Stock Exchange LLC under the trading symbol DFZ.

Financial Highlights

(in thousands, except per share data)

	52 weeks ended June 30, 2007	52 weeks ended July 1, 2006*
Net sales	$105,332	$97,467
Selling, general & administrative expenses	$30,367	$33,302
Net earnings	$25,145	$4,863
Net earnings per diluted share	$2.40	$0.47
Book value per common share	$3.46	$0.90
Cash & cash equivalents	$18,207	$988
Inventory	$14,639	$25,977
Shareholders' equity	$36,215	$8,996

* On May 17, 2006, the Board of Directors approved a change in the Company's fiscal year-end from the Saturday closest to December 31 to the Saturday closest to June 30. Accordingly, for the 52-week period ended July 1, 2006, selected financial data is derived from unaudited condensed consolidated financial statements.

The data presented above also reflects the Company's decision to sell its French subsidiary, Fargeot. As a result of this decision, the results of operations for Fargeot have been reported as discontinued operations in the Company's consolidated financial statements.

Achieving top quartile performance for our shareholders

Dear Fellow Shareholder:

Fiscal 2007 proved to be a very good year for our business, our team members and our shareholders. We believe that our Company is well positioned to achieve its mission of being the No. 1 global accessory footwear company.

During fiscal 2007, we executed at a high level and consistently achieved or exceeded our earnings, sales and other performance expectations. Unlike many of our competitors, our flexible business model performed well in what can best be described as the lackluster 2006 holiday selling season. During the year, shareholders' equity increased from approximately $9 to $36 million.

The year also saw us initiate new business growth initiatives. These initiatives have sprung from concepts contained in the "Success In Unity" strategic roadmap we developed to guide our business over the next several years.

Financial Highlights

Some financial highlights from fiscal 2007 compared to the 52-we ended July 1, 2006 include:

- Consolidated net sales up 8.1 percent to $105.3 million, primari a result of sales growth in the department store and mass chann of our core business.
- Income from continuing operations before taxes and including t gain of $878,000 on the sale of the land of $12.1 million, up fr $4.8 million. If you exclude the gain from the sale of the land, o fiscal 2007 income from continuing operations before taxes was $11.2 million.
- Consolidated net earnings of $25.1 million or $2.49 per basic sh and $2.40 per diluted share versus $4.9 million or $0.49 per bas and $0.47 per diluted share.
- Selling, general and administrative (SG&A) expenses down 8.8 pe to $30.4 million, thanks in great part to efficiencies in our shipp and logistics areas, other operational efficiencies and cost-control efforts.
- Our gross profit as a percent of net sales was 39.7 percent, whi was on target with our previously announced goal of approxima 40 percent. The gross profit percentage, while on target, was nega affected by strengthening of the Chinese Yuan against the U.S. D higher oil prices and in-season markdowns of slow moving prod to stimulate sales and eliminate returns during the 2006 holiday pe



Greg Tunney
President
Chief Executive Officer

/Ve believe that our Company is well positioned to achieve its mission of being the No. 1 global accessory footwear company.

;ignificant Events

. number of key events during the year had an impact on our annual results nd upon our positioning of the business for the future.

Our deferred tax asset valuation allowance was reversed during the second quarter thanks to our return to a consistent pattern of profitability. As a result, our 2007 net earnings reflected a net tax benefit of approximately $13.6 million from the reversal.

We settled a dispute with the IRS for $467,000. The IRS was seeking adjustments relating to timing of certain deductions in fiscal 2001 and 2002 that carried a potential additional liability in excess of $4 million. Although we believe that the timing of the questioned deductions was correct, we felt it was prudent to efficiently settle this matter and focus on our future.

- During the fourth quarter, the Board of Directors authorized us to dispose of our French subsidiary, Fargeot. The last remnant of our former manufacturing-based model, Fargeot did not fit with our strategic vision for the future. We completed the disposal in July and Fargeot's fiscal 2007 business results have been treated as discontinued operations. As a result of the disposal, we recorded a net loss of $590,000, which included Fargeot's 2007 operating results and a loss on the disposal.
- In March, we entered into a 3-year unsecured revolving credit agreement with The Huntington National Bank of Columbus. This unsecured facility replaced our previous, more expensive asset-based committed facility with The CIT Group/Commercial Services, Inc.



Building lasting relationships

...whether this consu
by the con

Success In Unity

One year ago, we introduced you to the strategic plan we call "Success In Unity." It was developed to help us grow profitably beyond our core slipper business and to achieve our mission of being the No. 1 global accessory footwear company.

Since accessory footwear is a broad category that encompasses slippers, sandals, hybrid and active fashion footwear, slipper socks and hosiery, our long-term strategy focuses on a variety of potential growth avenues. These include: developing and introducing innovative new products; pursuing branding and licensing opportunities; capitalizing on untapped promotional and seasonal opportunities; entering retail venues where we have limited or no presence; and growing into specialty areas such as fashion, children's, outdoors, active sports, industrial, slipper socks and hosiery.

We expect many of our growth initiatives to be niche businesses t will expand incrementally following modest launches. All of our ne initiatives, regardless of size, must meet our investment guidelines, w include minimum internal rates of return, ROI benchmarks and approp exit strategies. Many of these new businesses will also broaden ou product mix, add seasonal balance and diversify the gender make our consumer base. We believe that layering new businesses onto anticipated organic growth and market share gains in our core slip business will provide us with healthy, sustainable growth for some to come.

r customers

:tually lives an active lifestyle or is simply inspired an active lifestyle, they want authentic products that are reflective of their chosen lifestyle vision.



The Initiatives

Terrasoles® outdoors lifestyle footwear is the first new business growth initiative launched under "Success In Unity." It reached independent and specialty retailers, sporting goods stores and catalogs for the first time in late August 2007. Terrasoles® is an internally developed, year-round product targeted to young-in-attitude, active consumers who participate in or are inspired by activities such as golf, hiking, skiing or biking. Whether this consumer actually lives an active lifestyle or is simply inspired by its concept, we believe they want authentic products that are reflective of their lifestyle vision. This consumer is also environmentally aware and gravitates toward products that reflect "green" thinking in their design and marketing. Terrasoles® incorporates environmentally friendly and recycled materials wherever possible in its products and packaging.

In June, we became the exclusive U.S. licensee for the leading European luxe canvas footwear brand, Superga®. The Superga® license is a natural continuation of our growth strategy. The canvas/active fashion area in accessory footwear is growing, and the depth of resources available to us through Superga® will allow us to quickly enter this important category with an internationally recognized luxury brand. With peak sales in this category occurring in the spring and summer seasons, we also believe that Superga® will be a good counter-balance to the seasonality of our current core business. Superga® will be sold through premier department stores, leading shoe chains and footwear boutiques beginning in spring 2008.

We expect the NCAA-licensed slipper business we purchased in May from Wolverine Worldwide, Inc. to have its first positive impact on our business in fiscal 2009. We currently are developing an expanded product line under the name My College Footwear™ that will feature accessory category footwear products bearing the licensed embroidered logos and official colors of major NCAA colleges and universities. My College Footwear™ will be available through a variety of retail channels beginning in autumn 2008.



Attracting, developing, retaining and energi

...our new growth initiat
supporting our n
of brai

The Core Business

Our growing financial strength and ability to seek out and enter new businesses are the result of our healthy, growing core slipper business. Primarily all of our fiscal 2007 revenues were generated by the slipper business.

This year, we expect the core business to grow profitably on an annual basis. However, our consolidated revenue and earnings in each quarter will look a bit different from the past. Fiscal 2008 will contain the first modest contributions from new business initiatives, some of which are designed to help offset our traditional seasonality; but we also anticipate that each quarter will reflect significant one-time shifts, some positive and some negative, resulting from a major, year-long core business initiative being undertaken with one of our large retailing partners. This project has the potential to meaningfully increase our sales relationship with this important retailer.

This initiative is our solution to a challenge presented by this customer to several of its accessory footwear suppliers. None of our competitors responded as quickly, creatively or appropriately. As a result, we have this opportunity and they do not. We believe that our response to this challenge is a perfect example of why we consistently lead the accessory footwear category. The anticipated overall impact of this project been factored into our previously-issued annual guidance.

Supporting Our Business

Despite the reduction in total fiscal 2007 SG&A spending, we act increased our support of product development, advertising, mark and public relations during the year. During fiscal 2008, we inter increase overall SG&A spending by 10 percent or about $3 milli Actually, we will be investing about 60 percent more than last ye support of our existing and new brands, although cost controls a operational efficiencies elsewhere in the business will help offset s of the planned increase.

We intend to direct the largest portion of our 2008 product developn advertising, marketing and public relations spending at our core busir Just as our new growth initiatives are an investment in the Comp future, supporting our most valuable corporate asset, the Dearfoa family of brands, is not only wise, it is our responsibility. In fiscal 2 we also will be supporting our new businesses at levels appropria their individual business plans and growth potential.

e best people

e an investment in the Company's future,
luable corporate asset, the Dearfoams® family
not only wise, it is our responsibility.



Our Financial Health

Our growing financial health is quite evident when looking at the year-end balance sheet. The increase in shareholders' equity is dramatic, but the picture is even more impressive when looking at cash and cash equivalents of $18.2 million, up from approximately $1 million one year earlier. Our on-hand inventory investment was at $14.6 million, down about 44 percent versus the comparable period; while our annual overall fill rates with key customers remained better than 98 percent.

We believe that it is critical to constantly evaluate the use of all corporate resources to ensure our assets are being used in pursuit of the Company's strategic objectives. Certainly, no asset generated more discussion during fiscal 2007 than cash. While options such as paying dividends or buying back stock seem attractive in the short-term, we believe our cash can be put to better use investing in our Company's future.

It is our intention for the immediate future to utilize our cash to fund the business. Despite our strong year-end cash position, we currently still must borrow funds on a short-term basis for operating activities during certain periods. We also need cash to support our existing brands and fund future growth initiatives. Additionally, we have not ruled out a strategic acquisition as part of our growth strategy. Clearly, any acquisition would need to make strategic sense, pass the filters that we have developed to evaluate all new business opportunities, meet ROI benchmarks and be accretive to earnings.

About Our Future

As we enter the Company's 61st year, we believe that R.G. Barry's best days lie ahead. We have strong customer relationships, a solid business plan and some of the industry's top people. We are growing organically and in new channels. We are enhancing the quality and depth of our product offerings. We are creating innovative, new products and brands to fill white spaces in our category. We are adding balance to the seasonality of our business and to the gender makeup of our consumer base. It is our intention to continue focusing on steady, healthy growth and achieving top quartile performance for our shareholders as measured against our peers by revenue growth, inventory productivity, expense management and earnings per share. While these are significant challenges, we are ready to meet them. We appreciate your continuing interest and support.

Greg Tunney

President & Chief Executive Officer

Excelling at and leveraging our core competencies



Dearfoam

slippers

R.G. Barry Corporation is best known for Dearfoams®, the world's most-recognized slipper brand. After introducing Angel Treads®, the world's first foam-soled, soft, washable slipper in 1947, the Company literally created the accessory footwear category a decade later with the introduction of Dearfoams® into the hosiery and accessory departments at leading retailers. Today, slippers remain the Company's core business. R.G. Barry Corporation controls an estimated 40 percent of the U.S. slipper market. Our products are sold under an ever-evolving variety of brand names through mass merchants, department and discount stores, warehouse clubs, independent and specialty retailers, boutiques, supermarkets, catalogs and Internet retailers. In addition to Dearfoams®, our other current slipper brands include EZfeet®, Utopia®, Angel Treads®, Soft Notes®, DF Bliss™, Dreamtop™, Compacks by Dearfoams® and Solé; NCAA-licensed My College Footwear™; and Liz Claiborne slippers, under license from L.C. Licensing Inc. The Company also supplies some of North America's leading retailers with slippers under their own private labels.

Compacks Dearfoams dreamtop ez FEET SOLÉ MCF Soft Notes Angel Treads utopia.

Encouraging creative thinking and intelligent risk taking


SUPERGA
SUPERGA

active fashion

The exciting active/fashion segment of the accessory footwear business has been one of retail's hottest arenas. It is also where in 2007 we chose to launch our multi-year program of growth initiatives with three diverse concepts.

Terrasoles® outdoors lifestyle footwear is available through independent and specialty retailers, sporting goods stores and catalogs. It is a year-round "après anything" footwear line targeted toward consumers who participate in or are inspired by an active lifestyle. Terrasoles® incorporates environmentally friendly "green" thinking into its design and marketing.

Superga® is the leading European luxe canvas footwear brand and a natural continuation of our growth strategy. As Superga's exclusive U.S. and Canadian licensee, we will quickly move into an entirely new retail segment with an internationally recognized luxury brand. Since peak sales of canvas footwear occur in the spring and summer seasons, Superga® also offers us an ideal counter-balance to the strong fall/winter seasonality of our core slipper business.

Dearfoams NV™ looks like a million dollars, but retails at less than $25. Dearfoams NV™ is our new "fashion" label, developed to bridge the gap between accessory footwear and expensive fashion shoes. Whether it is flats, sandals or boots, Dearfoams NV™ captures hot fashion trends, materials and colors in the perfect package for consumers who want style and value. Does the concept work? Television star Eva Longoria thought so. At her recent wedding, she gave our gorgeous shantung ballerinas to her bridesmaids.


terrasoles.


SUPERGA

Dearfoams NV

Dearfoams dfsport



Striving for excellence in all things

sandals

As sandals have become a staple of the spring/summer accessory footwear business, we have refined and adapted our offerings to stand apart from the commodity products of others. Sandals or sandal-inspired constructions can be found throughout our existing and developing product lines and extensions. True sandals are a part of our rugged outdoors lifestyle inspired Terrasoles® footwear line, fashionable Dearfoams NV™ collection and active-inspired DF Sport™ products. Sandal-inspired constructions are readily apparent in our flagship Dearfoams® brand and our new Dearfoams Bliss™ spa collection.


terrasoles

dfsport

nv


Dearfoams
Dearfoams® Advertising Campaign


Golden Globes Event – Ali Landry


O
THE OPRAH
BE A HUGE STAR AT WORK!
THE NEW DIET CLINICS
HOW TO CALM DOWN, CHEER UP!
O's Guide to Soothing Your Mind
THE BAD-MOOD CURE
IS YOUR HANDBAG KILLING YOU?
THE PERFECT COAT
Advertising in Oprah Magazine


Thanks to you, we're growing.
terrasoles
Terrasoles® Advertising Campaign


SUPERGA
Superga® Introduction


Dearfoams
Dearfoams® Advertising Campaign


A FOOD LOVER'S GUIDE TO WEIGHT LOSS
More
GORGEOUS OVER 40
GLOWING SKIN, SEXY HAIR, PERFECT MAKEUP.. OUR EXPERTS GET YOU THERE!
MARG HELGENBERGER AT 48
JEANS YOU'LL LOVE
Advertising in More Magazine


Dearfoams
Dearfoams® Advertising Campaign


Dearfoams
Golden Globes Event – Shawn Pyfrom

marketing/pr

Achieving peak performance through leadership

One of our Company's greatest value-added assets is its commitment to our brands expressed through increasing advertising, marketing, public relations, research, product packaging and point-of-sale programs. We believe these ongoing investments in support of our company and its brands are critical for a healthy, growing future. In support of that belief, we plan to increase our total fiscal 2008 spending in these areas by about 60 percent versus fiscal 2007. Some of our recent successes can be evidenced through our growing presence as both an advertiser and editorial topic in various consumer and trade magazines; through our participation in a number of high-visibility media events; celebrity gifting; and through the numerous industry awards we have received for our creative work in these important areas.

	Fifty-two weeks ended	
	June 30, 2007	July 1, 2006
(dollars and other amounts in thousands, except per share amounts)		
SUMMARY OF OPERATING RESULTS		
Net sales	$105,332	$97,467
Cost of sales	63,561	55,229
Gross profit	41,771	42,238
Gross profit as percent of net sales	39.7%	43.3%
Selling, general, and administrative expenses	30,367	33,302
Gain on sale of land	(878)	—
Restructuring and asset impairment charges	179	3,825
Operating profit (loss)	12,103	5,111
Other income	146	402
Interest expense, net	(166)	(744)
Income (loss) from continuing operations, before income taxes and minority interest	12,083	4,769
Income tax benefit (expense)	13,652	(112)
Earnings (loss) from continuing operations	25,735	4,657
Earnings (loss) from discontinued operations, net of income taxes (including $1,240 impairment loss in 2007 and a $223 loss on disposal in 2003)	(590)	206
Net earnings (loss)	25,145	4,863
ADDITIONAL DATA		
Basic earnings (loss) per common share – continuing operations	$ 2.55	$ 0.47
Diluted earnings (loss) per common share – continuing operations	$ 2.46	$ 0.45
Basic earnings (loss) per common share – discontinued operations	$ (0.06)	$ 0.02
Diluted earnings (loss) per common share – discontinued operations	$ (0.06)	$ 0.02
Basic net earnings (loss) per common share	$ 2.49	$ 0.49
Diluted net earnings (loss) per common share	$ 2.40	$ 0.47
Book value per share (at the end of period)	$ 3.46	$ 0.90
Annual % change in net sales	8.1%	(0.2)%
Annual % change in net earnings (loss)	212.4%	(60.4)%
Pretax return on net sales	11.5%	4.9%
Net earnings (loss) as a percentage of beginning net shareholders' equity	279.5%	43.8%
Basic weighted average number of common shares outstanding	10,089	9,929
Diluted weighted average number of common shares outstanding	10,462	10,315
FINANCIAL POSITION AT THE END OF PERIOD		
Total current assets	$ 49,686	$34,809
Total current liabilities	15,490	18,816
Working capital (3)	34,196	15,993
Long-term debt, excluding current installments	272	439
Net shareholders' equity	36,215	8,996
Net property, plant, and equipment	2,255	2,419
Total assets	63,528	40,444
OTHER DATA		
Capital expenditures	754	326
Depreciation and amortization of property, plant, and equipment	560	239

(1) See "**Management's Discussion and Analysis of Financial Condition and Results of Operations**" for information regarding the factors that have affected and affect the financial results of R.G. Barry Corporation and its subsidiaries (collectively, the "Company"). On May 17, 2006, the Board of Directors of R.G. Barry Corporation approved a change in the Company's fiscal year-end from the Saturday closest to December 31 to the Saturday closest to June 30. Accordingly, data is presented in this annual report for the period from January 1, 2006 through July 1, 2006, otherwise known as the 2006 transition period. The Company's annual reporting period is either a fifty-two or fifty-three-week period ("fiscal year"). For all periods, except the fifty-two-week period ended July 1, 2006 and twenty-six-week period ended July 2, 2005, the selected financial data set forth above under "Summary of Operating Results," "Additional Data," "Financial Position at the End of Period," and "Other Data" are derived from the Company's audited consolidated financial statements. For the fifty-two-week period ended July 1, 2006 and the twenty-six-week period ended July 2, 2005, this selected financial data is derived from unaudited condensed consolidated financial statements.

Furthermore, the selected financial data set forth above reflects the impact of the decision made on June 18, 2007 by the Board of Directors of R.G. Barry Corporation to sell the Company's 100% ownership in Escapade, S.A. and its Fargeot et Compagnie, S.A subsidiary (collectively, "Fargeot"). As a result of this action and consistent with the provisions of Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (SFAS 144), the results

Twenty-six weeks ended July 1, 2006	Twenty-six weeks ended July 2, 2005	Fiscal 2005	Fiscal 2004	Fiscal 2003 (2)	Fiscal 2002
$28,455	$28,634	$97,646	$96,275	$114,705	$111,734
16,295	15,582	54,515	60,053	73,043	71,404
12,160	13,052	43,131	36,222	41,662	40,330
42.7%	45.6%	44.2%	37.6%	36.3%	36.1%
13,886	13,779	33,217	38,344	44,985	49,537
—	—	—	—	—	—
2,556	349	1,619	17,341	2,563	2,837
(4,282)	(1,076)	8,295	(19,463)	(5,886)	(12,044))
130	90	385	419	151	800
(114)	(207)	(838)	(1,227)	(1,340)	(1,265))
(4,266)	(1,193)	7,842	(20,271)	(7,075)	(12,509)
—	—	(112)	(116)	(10,028)	4,256
(4,266)	(1,193)	7,730	(20,387)	(17,103)	(8,253)
67	179	318	522	(4,603)	(3,627)
(4,199)	(1,014)	8,048	(19,865)	(21,706)	(11,880)
$ (0.43)	$ (0.12)	$ 0.78	$ (2.07)	$ (1.74)	$ (0.86)
$ (0.43)	$ (0.12)	$ 0.76	$ (2.07)	$ (1.74)	$ (0.86)
$ 0.01	$ 0.02	$ 0.03	$ 0.05	$ (0.47)	$ (0.38)
$ 0.01	$ 0.02	$ 0.03	$ 0.05	$ (0.47)	$ (0.38)
$ (0.42)	$ (0.10)	$ 0.82	$ (2.02)	$ (2.21)	$ (1.23)
$ (0.42)	$ (0.10)	$ 0.79	$ (2.02)	$ (2.21)	$ (1.23)
$ 0.90	$ 0.40	$ 1.13	$ 0.51	$ 2.58	$ 4.81
(0.6)%	1.2%	1.4%	(16.1)%	2.6%	(8.6)%
(314.1)%	95.6%	140.5%	8.5%	(82.7)%	(1374.7)%
(15.0)%	(4.2)%	8.0%	(21.1)%	(6.2)%	(11.2)%
(37.8)%	(20.4)%	161.6%	(78.2)%	(46.0)%	(19.7)%
9,961	9,839	9,869	9,839	9,823	9,641
9,961	9,839	10,148	9,839	9,823	9,641
$34,809	$30,891	$36,066	$33,082	$ 44,379	$ 61,068
18,816	17,785	15,348	18,209	18,533	20,141
15,993	13,106	20,718	14,873	25,846	40,927
439	294	533	479	2,141	5,760
8,996	3,900	11,109	4,978	25,387	47,188
2,419	2,542	2,371	2,718	9,369	10,910
40,444	36,729	41,831	39,092	61,280	87,638
326	236	478	122	1,662	2,373
239	318	590	1,336	1,762	1,779

of operations for Fargeot have been reported as discontinued operations for the periods reported in the Company's Consolidated Statements of Operations included in this annual report. Furthermore, the assets and liabilities related to these discontinued operations have been reclassified to current assets held for disposal and current liabilities associated with assets held for disposal at June 30, 2007, as reported in the Company's Balance Sheet as of June 30, 2007 included in this annual report. This data is included as part of current assets and current liabilities in the selected financial data presented above. The sale of Fargeot was completed on July 20, 2007. See further details on the disposition of Fargeot in Note 16 of the Notes to Consolidated Financial Statements in this annual report.

Unless otherwise noted, all reporting periods presented in the selected financial data above are fifty-two weeks.

(2) Fiscal year includes fifty-three weeks.

(3) Working capital is total current assets less total current liabilities.

MARKET AND DIVIDEND INFORMATION

	Quarter	High	Low	Close
2007 Fiscal Year	First	$ 6.75	$5.75	$ 6.60
	Second	7.65	6.32	7.26
	Third	10.47	6.32	10.42
	Fourth	13.14	9.12	11.85
2006 Transition Period	First	$ 6.84	$5.60	$ 6.20
	Second	7.00	5.52	6.75
	Third	N/A	N/A	N/A
	Fourth	N/A	N/A	N/A
2005 Fiscal Year	First	$ 4.58	$3.20	$ 4.51
	Second	4.90	3.76	4.90
	Third	6.50	4.70	6.05
	Fourth	6.71	5.80	6.16

Comparison of Cumulative Total Return of one or more companies, peer groups, industry indexes and/or broad markets

Company / Index / Market	12/27/2002	1/02/2004	12/31/2004	12/30/2005	6/30/2006	6/29/2007
R.G. Barry Corporation	100.00	107.30	85.64	149.88	164.23	288.32
Hemscott Group Index	100.00	128.16	153.69	167.03	177.80	236.58
S&P SmallCap 600 Index	100.00	138.79	170.22	183.30	197.40	229.06
AMEX Market Index	100.00	136.11	155.86	171.89	176.25	210.95

Comparison of 5-year cumulative total return among R.G. Barry Corporation, S&P SmallCap600, AMEX Market Index and Hemscott Group Index

December 27, 2002

Assumes $100 invested on December 31, 2002.
Assumes dividend reinvested. Fiscal year ending June 30, 2007.

Since December 2, 2005, the common shares of R.G. Barry Corporation ("R.G. Barry") have traded on the American Stock Exchange LLC ("AMEX") under the symbol "DFZ." From June 14, 2004 until December 2, 2005, R.G. Barry's common shares traded in the "Pink Sheets" under the symbol "RGBC.PK" and traded on the Over the Counter Bulletin Board under the symbol "RGBC.OB".

The high, low and close sales prices shown above reflect the prices as quoted or reported, as appropriate, in those markets where R.G. Barry's common shares traded during the periods noted.

Approximate Number of Registered Shareholders: 1,000 as of September 10, 2007.

No cash dividends were paid during the periods noted. R.G. Barry has no current intention to pay cash dividends, although the unsecured Revolving Credit Agreement (the "New Facility") between R.G. Barry and The Huntington National Bank places no restrictions on R.G. Barry's ability to pay cash dividends. See Note 5 of the Notes to Consolidated Financial Statements and **"Management's Discussion and Analysis of Financial Condition and Results of Operations"** in this annual report.

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares with an index for shares listed in the Hemscott Group Index, a textile and apparel industry index formerly known as the Media General Industry Group, Textile-Apparel Clothing Index, the Standard & Poor's SmallCap 600 Index and the AMEX Market Index. The data shown in the graph is based on the share price of the Company's common shares measured on the last trading day during the Company's fiscal years or transition period, as applicable. The performance graph reflects the change in the Company's fiscal year-end to the Saturday nearest June 30 from the Saturday nearest December 31 approved by the Company's Board of Directors in May 2006. The Company's common shares were traded in the Pink Sheets and on the Over-the-Counter Bulletin Board until December 2, 2005, when they began trading on the AMEX. Since the Company's common shares were not listed on AMEX until December 2005, the Company believes that the Standard & Poor's SmallCap 600 Index represents the broad equity market index which includes companies of a market capitalization more comparable to that of the Company.



300
250
200
150
100
50
0
DOLLARS
January 2, 2004
December 31, 2004
December 30, 2005
June 30, 2006
June 29, 2007

QUARTERLY FINANCIAL DATA (unaudited)

2007 Fiscal Year	First	Second	Third	Fourth
	in thousands, except basic and diluted earnings (loss) per share			
Net sales	**$35,292**	**$39,527**	**$16,375**	**$14,138**
Gross profit	**14,819**	**15,190**	**6,358**	**5,404**
Earnings (loss) – continuing operations	**6,224**	**20,231**	**121**	**(841)**
Earnings (loss) – discontinued operations	**73**	**80**	**87**	**(830)**
Net earnings (loss)	**6,297**	**20,311**	**208**	**(1,671)**
Basic earnings (loss) per common share – continuing operations	**0.62**	**2.02**	**0.01**	**(0.08)**
Diluted earnings (loss) per common share – continuing operations	**0.60**	**1.95**	**0.01**	**(0.08)**
Basic earnings (loss) per common share – discontinued operations	**0.01**	**0.01**	**0.01**	**(0.08)**
Diluted earnings (loss) per common share – discontinued operations	**0.01**	**0.01**	**0.01**	**(0.08)**
Basic net earnings (loss) per common share	**0.63**	**2.02**	**0.02**	**(0.16)**
Diluted net earnings (loss) per common share	**0.61**	**1.96**	**0.02**	**(0.16)**
Weighted average common shares outstanding				
Basic	**10,020**	**10,040**	**10,069**	**10,228**
Diluted	**10,343**	**10,384**	**10,482**	**10,615**

2006 Transition Period	First	Second	Third (A)	Fourth (A)
Net sales	$14,490	$13,965	—	—
Gross profit	6,480	5,680	—	—
Loss – continuing operations	(166)	(4,100)	—	—
Earnings – discontinued operations	55	12	—	—
Net loss	(111)	(4,088)	—	—
Basic loss per common share – continuing	(0.02)	(0.41)	—	—
Diluted loss per common share – continuing	(0.02)	(0.41)	—	—
Basic earnings per common share – discontinued	0.01	—	—	—
Diluted earnings per common share – discontinued	0.01	—	—	—
Basic net loss per common share	(0.01)	(0.41)	—	—
Diluted net loss per common share	(0.01)	(0.41)	—	—
Weighted average common shares outstanding				
Basic	9,930	9,988	—	—
Diluted	9,930	9,988	—	—

QUARTERLY FINANCIAL DATA (unaudited)

	First	Second	Third	Fourth
2005 Fiscal Year	in thousands, except basic and diluted earnings (loss) per share			
Net sales	$13,885	$14,749	$33,303	$35,709
Gross profit	6,386	6,666	13,981	16,099
Earnings (loss) – continuing operations	(994)	(197)	4,213	4,708
Earnings (loss) – discontinued operations	93	85	71	69
Net earnings (loss)	(901)	(112)	4,284	4,777
Basic earnings (loss) per common share – continuing operations	(0.10)	(0.02)	0.43	0.47
Diluted earnings (loss) per common share – continuing operations	(0.10)	(0.02)	0.41	0.46
Basic earnings per common share – discontinued operations	0.01	0.01	0.01	0.01
Diluted earnings per common share – discontinued operations	0.01	0.01	0.01	0.01
Basic net earnings (loss) per common share	(0.09)	(0.01)	0.43	0.48
Diluted net earnings (loss) per common share	(0.09)	(0.01)	0.42	0.46
Weighted average common shares outstanding				
Basic	9,837	9,842	9,878	9,918
Diluted	9,837	9,842	10,201	10,340

The above information is a summary of unaudited quarterly results of operations of R.G. Barry Corporation and its subsidiaries (collectively, the "Company") for the fiscal year ended June 30, 2007 ("fiscal 2007"), the 2006 transition period from January 1, 2006 to July 1, 2006 (the "2006 transition period"), and the fiscal year ended December 31, 2005 ("fiscal 2005"). These quarterly results reflect the change in the Company's fiscal year end to the Saturday nearest June 30 from the Saturday nearest December 31 approved in May 2006. The sum of the quarterly earnings (loss) per common share data in the table above may not equal the results for the applicable fiscal year or transition period due to rounding and, where applicable, the impact of dilutive securities on the annual versus the quarterly earnings (loss) per common share calculations.

The quarterly information above also reflects the impact of the decision made on June 18, 2007 by the Board of Directors of R.G. Barry Corporation to sell the Company's 100 percent ownership in Fargeot as noted in the **"Selected Financial Data"** included in this annual report. See also **"Management's Discussion and Analysis of Financial Condition and Results of Operations"** for information regarding the factors that have affected and may affect the financial results of the Company.

(A) Because of the Company's change in fiscal year end to the Saturday nearest June 30 from the Saturday nearest December 31, only the first two quarters were reported in the transition period from January 1, 2006 to July 1, 2006.

Introduction

Our Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") is intended to provide investors and others with information we believe is necessary to understand our financial condition, changes in financial condition, results of operations and cash flows. This MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes to Consolidated Financial Statements and other information included in this annual report.

Our Company is engaged in designing, purchasing, marketing, and distributing accessory footwear products. We define accessory footwear as a product category that encompasses slippers, sandals, hybrid and active fashion footwear and slipper socks primarily. Our products are sold predominantly in North America through department stores, chain stores, and mass merchandising channels of distribution. Unless the context otherwise requires, references in this MD&A to the "Company" refer to R.G. Barry Corporation and its consolidated subsidiaries when applicable.

On June 18, 2007, our Board of Directors approved a plan to sell our 100 percent ownership of Escapade, S.A. and its Fargeot et Compagnie, S.A subsidiary (collectively, "Fargeot"). As a result of this action and consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the results of operations for Fargeot have been reported as discontinued operations for all reporting periods noted in our Consolidated Statements of Operations. Furthermore, the assets and liabilities related to these discontinued operations have been reclassified to current assets held for disposal and current liabilities associated with assets held for disposal in the Consolidated Balance Sheet as of June 30, 2007. Fargeot's business was the only business reported as part of our Barry Comfort – Europe operating segment. Therefore, with the Fargeot business reported as discontinued operations, we have one operating segment, Barry Comfort – North America, which includes the operations of our business in the North America markets. We completed the sale of Fargeot on July 20, 2007, as further described under the caption "Discontinued Operations" below and in Note 16 of the Notes to Consolidated Financial Statements included in this annual report.

All references to assets, liabilities, revenues and expenses in this MD&A reflect continuing operations and exclude discontinued operations with respect to Fargeot's business, unless otherwise indicated.

Our annual reporting period is either a fifty-two or fifty-three-week period ("fiscal year"), ending now annually on the Saturday nearest June 30. For definitional purposes, as used throughout this MD&A, the terms listed below include the respective periods noted:

Fiscal 2008	52 weeks ending June 28, 2008
Fiscal 2007	52 weeks from July 2, 2006 to June 30, 2007
2006 transition period	26 weeks from January 1, 2006 to July 1, 2006
2006 fifty-two-week period	52 weeks from July 3, 2005 to July 1, 2006
2005 twenty-six-week period	26 weeks from January 2, 2004 to July 2, 2005
Fiscal 2005	52 weeks from January 2, 2005 to December 31, 2005
Fiscal 2004	52 weeks from January 4, 2004 to January 1, 2005

Change in Fiscal Year End

On May 17, 2006, our Board of Directors approved a change in the Company's fiscal year-end to the Saturday nearest June 30 from the Saturday nearest December 31. This change aligned our new fiscal year more closely with the seasonal nature of our business. In view of this change, this MD&A compares the consolidated financial statements as of and for fiscal 2007 with the consolidated financial statements as of and for the comparable 2006 fifty-two-week period, as described above.

This MD&A also compares the Company's consolidated financial statements as of and for the 2006 transition period with the consolidated financial statements as of and for the comparable 2005 twenty-six-week period, as described above. In addition, we are including a discussion and analysis of our consolidated financial statements for fiscal 2005 and fiscal 2004, as reported under our previous year-end cycle.

Throughout this MD&A, data for all periods except as of and for the comparable 2006 fifty-two-week period and the comparable 2005 twenty-six-week period, are derived from our audited consolidated financial statements, which appear in this annual report.

Summary of Results for Fiscal 2007

During fiscal 2007, we remained focused on achieving our principal goals:

- grow our business profitably by pursuing a core group of initiatives based on innovation within our product lines;
- continue efforts to strengthen the relationships with our retailing partners and open distribution of our products in new retail channels;
- further enhance the image of our brands; and
- expand our portfolio of licensed brands.

During fiscal 2007, we accomplished the following:

- We achieved an approximate 8 percent increase in our consolidated net sales, as compared to the 2006 fifty-two-week period, despite a very challenging retail environment during the critical 2006 holiday season, which was impacted to a great extent by warmer than normal weather conditions during the selling season.
- We earned approximately $12.1 million from continuing operations before income taxes and recorded the reversal of the deferred tax asset valuation allowance, resulting in approximately $13.6 million in tax benefit, as further explained in this MD&A.
- We entered into an unsecured Revolving Credit Agreement (the "New Facility") with The Huntington National Bank ("Huntington"), which replaced our former two-year, asset-based committed facility (the "CIT ABL Facility"), as further explained below in the Liquidity and Capital Resources section of this MD&A.

- We ended fiscal 2007 with no outstanding indebtedness under the New Facility and reported cash and cash equivalents on hand of approximately $18.2 million.

- We reduced our total on-hand inventory investment by 44 percent and our annual overall fill rates with our key customers were better than 98 percent.

- We agreed to sell our 100 percent ownership in Fargeot, which had represented the last component of our former manufacturing-based business model, resulting in Fargeot's business being reported on discontinued operations.

- We entered into a Closing Agreement on Final Determination Covering Specific Matters with the Commissioner of the Internal Revenue Service (the "IRS"). The Closing Agreement settled all of the IRS' proposed adjustments relating to fiscal 2001 and fiscal 2002 in exchange for a payment to the IRS of $467 thousand. This payment was made in the fourth quarter of fiscal 2007. This matter is discussed further below under the caption "Other Matters Relevant to Financial Condition and Results of Operations – Internal Revenue Service."

- We signed a licensing agreement with BasicNet S.p.A. of Turin, Italy, through BasicNet's U.S. affiliate, Basic Properties America, Inc., to become the exclusive licensee in the United States for the Superga® brand of canvas/active fashion footwear. Superga® is a leading European luxury brand in the canvas/active fashion footwear category.

- We entered into a transfer agreement under which we bought the NCAA College Clogs® business from Wolverine World Wide, Inc. College Clogs® footwear features the embroidered logos and official colors of many major NCAA colleges and universities.

- We received six awards in the 13th annual "The Communicator Awards" international competition. These awards of distinction were presented for our Spring 2007 Dearfoams® print advertising campaign, Dearfoams® advertorial appearing in *Accessories* magazine and Dearfoams® National Slipper Day program and kit. Honorable mentions were given for our Terrasoles® tradeshow booth, Dearfoams® Spring 2007 Look Book and Dearfoams® POS signage.

- We received the 2006 Partners in Progress award from Sears Holdings Corporation. This prestigious award is presented annually to supplier companies that provide Sears Holdings with quality products and services, from apparel, appliances and tools to marketing, facilities design and technology. Less than one percent of Sears Holdings' more than 41,000 suppliers earn the award each year.

- We continue to have strong relationships with our key retailing partners and we are well positioned with these key-retailing partners for the upcoming calendar 2007 holiday selling season.

Looking Ahead to Fiscal 2008 and Beyond

Looking ahead to fiscal 2008 and beyond, we will continue to pursue strategically driven initiatives that are designed to provide measurable and sustainable net sales and profit growth. Based upon our on-hand open-order position as of August 27, 2007, our planned growth initiatives and our reading of the overall current retail environment, we are projecting net sales to increase 4-to-8 percent during fiscal 2008. Furthermore, we expect fiscal 2008 income from continuing operations before taxes and excluding any gains (or losses) from the sale of assets to increase 6-to-10 percent from fiscal 2007. However, because our business continues to be highly seasonal and dependent on the holiday selling season, there is significant inherent risk and potential cyclicality in our business. See the discussion under the caption "Risk Factors" in this annual report.

Fiscal 2007 Results from Continuing Operations Compared to the 2006 Fifty-Two-Week Period

The following table provides selected financial information from continuing operations for fiscal 2007 and the comparable 2006 fifty-two-week period (dollar amounts in thousands, except for per share data):

	Fiscal 2007	2006 fifty-two-week period
Net sales	$105,332	$97,467
Gross profit	41,771	42,238
Selling, general and administrative expenses	30,367	33,302
Gain on sale of land	(878)	—
Restructuring and asset impairment charges	179	3,825
Other income	(146)	(402)
Interest income	(473)	(34)
Interest expense	639	778
Income from continuing operations before income taxes	12,083	4,769
Income tax expense (benefit)	(13,652)	112
Earnings from continuing operations	25,735	4,657
Basic earnings per common share	$2.55	$0.47
Diluted earnings per common share	$2.46	$0.45

The discussion below compares our results of operations for fiscal 2007 to those in the comparable 2006 fifty-two-week period. Each dollar amount and percentage change noted below reflects the change between these periods unless otherwise indicated.

During fiscal 2007, consolidated net sales increased by $7.9 million or approximately 8 percent. The increase was due primarily to a net increase in volume achieved with key customers in department store and mass retail channels.

Gross profit decreased by $467 thousand. Gross profit as a percent of net sales was 39.7 percent in fiscal 2007 and 43.3 percent for the comparable 2006 fifty-two-week period. The decreases in both gross profit dollars and as a percent of net sales were due primarily to increases in the average product costs over those reporting periods. During fiscal 2007, our product costs were directly impacted by the increase in the price of oil and affected by the strengthening of the Chinese Yuan against the U.S. Dollar. Increases in the price of oil primarily affect the raw materials that go into our products as well as freight costs incurred in transporting the goods to the U.S. Approximately 70 percent of the purchase price of our goods is represented by raw materials. Our purchases of finished goods from third-party manufacturers are contracted in U.S. dollars. However, the strengthening of the Chinese Yuan against the U.S. Dollar by approximately 6 percent, as measured over the last 18 months, has resulted in price increases in our sourced goods. We will continue to work with our current finished goods supplier base as well as continue to explore other sources of manufacturing capacity to ensure that our product costs remain competitive. Our gross profit results were also impacted by an increased level in sales support costs incurred in response to a challenging retail environment impacted by a warmer than normal 2006 holiday selling season.

Selling, general and administrative ("SG&A") expenses decreased by $3.0 million or approximately 9 percent. As a percent of net sales, SG&A expenses decreased from 34.2 percent in the comparable 2006 fifty-two-week period to 28.8 percent for fiscal 2007. The decrease in SG&A expenses was due primarily to the following:

- a $2.4 million decrease in shipping and logistics related expenses, which resulted primarily from improvements in handling and shipping product to our customers during fiscal 2007;
- a $455 thousand one-time charge to earnings, recorded in the third quarter of fiscal 2005, which represented the net present value of the obligation resulting from the purchase from the mother of our chairman of all her product designs and patent rights. A similar charge did not reoccur during fiscal 2007;
- a $300 thousand decrease in recruiting agency and relocation costs, which resulted mainly from a reduced level of recruiting and related relocation activities;
- a $157 thousand decrease in cooperative advertising expense, which resulted from allocating our resources more efficiently in funding marketing and other advertising campaigns; and
- an aggregate $700 thousand decrease in payroll, legal and a variety of other expense areas.

The expense reductions in the areas noted above were offset by the following:

- a $600 thousand increase in marketing, advertising and public relations expenses, which supported invest-spend initiatives in a variety of advertising and other promotional programs; and
- a $426 thousand increase in share-based compensation expense, which resulted from the implementation of SFAS No. 123 (revised), *Share and Based Payments*, ("SFAS No. 123") 123R, effective January 1, 2006.

A gain of $878 thousand on the disposal of 4.4 acres of land is reflected in our Consolidated Statement of Operations for fiscal 2007. This property is adjacent to our headquarters office and was not being used as part of our business activities.

During fiscal 2007, we recorded $179 thousand in restructuring charges, compared to $3.8 million in the comparable 2006 fifty-two-week period, representing a decrease of approximately 95 percent. The decrease in restructuring charges was due primarily to the lease settlement costs incurred in the 2006 fifty-two week period with respect to our former distribution facility in Mexico.

Interest expense decreased by $139 thousand or 18 percent. The decrease in interest expense was due primarily to our profitability over the last twelve months, which resulted in lower borrowing levels under our former CIT ABL Facility and our New Facility, as described further under the caption "Liquidity and Capital Resources" below.

We recorded an increase in interest income of $405 thousand. The increase in interest income resulted from our investment of funds during most of fiscal 2007, which were available due to our profitability and liquidity over the last twelve months.

Based on the results of operations noted above, we reported earnings from continuing operations of $25.7 million in fiscal 2007 or $2.46 per diluted share, compared to approximately $4.7 million or $0.45 per diluted share for the comparable 2006 fifty-two-week period. The earnings from continuing operations of $25.7 million for fiscal 2007 include the tax benefit of approximately $13.6 million with respect to the reversal of the deferred tax asset valuation allowance. As reported previously, we recorded a valuation allowance reflecting the full reservation of the value of our deferred tax assets at the end of fiscal 2003 because we deemed then that it was more likely than not that our deferred tax assets would not be realized. In the second quarter of fiscal 2007, we determined, based on the existence of sufficient positive evidence, represented primarily by three years of cumulative income before restructuring charges, that a valuation allowance against net deferred tax assets was no longer required because it is more likely than not that the deferred tax assets will be realized in future periods.

Discontinued Operations

On June 18, 2007, our Board of Directors approved a plan to sell our 100 percent ownership in Fargeot. This action strategically aligns all elements of our operations with the current business model, which includes, among other key components, the 100 percent outsourcing of our product needs from third-party manufacturers. As a result of this action, Fargeot's business, which had been the only business in our Barry Comfort – Europe operating segment, is being reclassified as discontinued operations. With the disposal of Fargeot's subsidiary, we operate under one operating segment, Barry Comfort - North America.

Selected financial data relating to the discontinued operations of Fargeot for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004 are as follows (dollar amounts in thousands, except for per share data):

	2007	2006	2005	2004
Net sales	**$8,490**	$4,428	$7,842	$8,129
Loss on net assets held for sale as discontinued operations	**$1,240**	$ —	$ —	$ —
Income (loss) from discontinued operations before income tax	**$ (751)**	$ 101	$ 228	$ 195
Earnings (loss) from discontinued operations, net of income tax	**$ (590)**	$ 67	$ 228	$ 188
Basic earnings (loss) per common share	**$(0.06)**	$ 0.01	$ 0.02	$ 0.02
Diluted earnings (loss) per common share	**$(0.06)**	$ 0.01	$ 0.02	$ 0.02

On July 20, 2007, we completed the sale of Fargeot to M.T. SARL for approximately $480 thousand. The principals of M.T. SARL include members of Fargeot's management. The net value of the business at the close of fiscal 2007 was estimated at $474 thousand. We reported a loss from discontinued operations of $590 thousand in fiscal 2007, which included both the results of the Fargeot operations and an impairment loss of $1.2 million, resulting from the sale of Fargeot. Further details of our sale are included in Note 16 of the Notes to Consolidated Financial Statements included in this annual report. During the 2006 transition period, fiscal 2005 and fiscal 2004, the Fargeot business marginally contributed earnings in respect of the consolidated results of our Company.

In fiscal 2003, we sold certain assets of our former Vesture thermal products subsidiary. As consideration, the purchaser assumed specific liabilities and obligations of Vesture and paid us a nominal sum of cash and provided us with a promissory note in the amount of $334 thousand, due in December 2004. As additional consideration for the assets sold, the purchaser committed to remit a specific amount in December 2004 and make annual royalty payments through calendar 2007. Such royalty payments are based upon a percentage of purchaser's annual sales of certain products in excess of specific sales thresholds, as established in the underlying purchase agreement. In fiscal 2005, we reported earnings from discontinued operations net of income tax, with respect to our former thermal products subsidiary, of $92 thousand. These earnings represented royalty payments received during that year as established in the related purchase agreement. In fiscal 2004, we reported earnings from discontinued operations net of tax of $334 thousand, representing primarily the payment of the promissory note received as part of the consideration for the sale of the Vesture thermal products assets. At the time of sale, the stated value of this note had been fully reserved because of doubtful collection. Beyond the provisions involved in the sale of Vesture, we have no continuing involvement in this business.

Based on the results from continuing and discontinued operations discussed above, we reported net earnings of approximately $25.1 million or $2.40, per diluted share and net loss of $4.2 million or 0.42 per diluted share for fiscal 2007 and the 2006 fifty-two-week period, respectively.

2006 Transition Period Compared to the 2005 Twenty-Six-Week Period Results

A comparative view of the 2006 transition period ended July 1, 2006 and the comparable 2005 twenty-six-week period ended July 2, 2005 is provided below (dollar amounts in thousands, except for per share data):

	2006 transition period	2005 twenty-six-week period
Net sales	$28,455	$28,634
Gross profit	12,160	13,052
Selling, general and administrative expenses	13,886	13,779
Restructuring and asset impairment charges	2,556	349
Other income	(130)	(90)
Interest expense	147	207
Interest income	(33)	—
Loss from continuing operations	(4,266)	(1,193)
Earnings from discontinued operations	67	179
Net loss	$ (4,199)	$ (1,014)
Loss per share-continuing operations:		
Basic	$ (0.43)	$ (0.12)
Diluted	$ (0.43)	$ (0.12)
Earnings per share-discontinued operations:		
Basic	$ 0.01	$ 0.02
Diluted	$ 0.01	$ 0.02
Net loss per share:		
Basic	$ (0.42)	$ (0.10)
Diluted	$ (0.42)	$ (0.10)

The discussion below compares our results of operations for the 2006 transition period to those in the comparable 2005 twenty-six-week period. Each dollar amount or percentage change noted below reflects the change between these periods unless otherwise indicated.

During the 2006 transition period, net sales from continuing operations were relatively flat at approximately $28.5 million vis-à-vis the comparable 2005 twenty-six-week period. The net sales comparison, however, includes an approximate $1.9 million reduction in net sales to Wal-Mart Stores, Inc. and its affiliates (collectively, "Wal-Mart"), offset by a $1.8 million increase in net sales in a variety of other channels. These net sales changes were due primarily to changes in the number of units shipped to key retailers in these channels.

Gross profit decreased by approximately $900 thousand or 7 percent. Gross profit as a percent of net sales decreased to 42.7 percent in the 2006 transition period from 45.6 percent in the comparable 2005 twenty-six-week period. The decreases in gross profit dollars and as a percentage of net sales reflected primarily the impact of favorable adjustments recorded in the comparable 2005 twenty-six-week period with respect to promotions, sales incentives, and sales returns. These favorable adjustments were recorded as a result of our better-than-expected sell through rates experienced during the fiscal 2004 holiday season. These favorable adjustments did not reoccur during the 2006 transition period.

Our SG&A expenses increased by approximately $100 thousand to $13.9 million in the 2006 transition period. The variance in SG&A expenses was primarily reflected in our corporate administration expense area and was supported by the following:

- a $203 thousand increase in salary expense due primarily to the overlap during the 2006 transition period of service by our former Chief Executive Officer Thomas Von Lehman and our current President and Chief Executive Officer Greg Tunney; and
- a $195 thousand increase in compensation costs for share-based awards as we adopted SFAS No. 123R effective January 1, 2006.

These expense increases were offset by the following:

- a favorable adjustment of approximately $212 thousand to our incentive bonus accrual established at the end of fiscal 2005, offset by higher incentive expense of approximately $130 thousand accrued for the 2006 transition period.

Restructuring charges and adjustments increased by approximately $2.3 million, reflecting the increase in our accrual at the end of the 2006 transition period for the settlement of the lease agreement with the respect to the former distribution facility in Mexico, as well as the reorganization actions taken in June 2006 to eliminate certain U.S.-based staff positions.

Net interest expense in the 2006 transition period was $114 thousand, representing a decrease of $94 thousand or 45.4 percent. The daily average borrowings under our CIT ABL Facility for the 2006 transition and the comparable 2005 twenty-six-week periods were approximately $240 thousand and $1.4 million, respectively. The reduction in our interest expense and our daily average borrowings reflected the benefits of our profitability in fiscal 2005, which offset the higher interest rates on our borrowed funds during the 2006 transition period and the higher period-on-period unused line fees incurred with CIT. The weighted-average interest rate on our short-term borrowings was 8.3 percent and 6.8 percent during the 2006 transition period and the comparable 2005 twenty-six-week period, respectively.

For the 2006 transition period, we incurred a loss from continuing operations of $4.3 million as compared to a loss from continuing operations of $1.2 million incurred during the comparable 2005 twenty-six-week period. We recognized no income tax expense for either the 2006 transition or the comparable 2005 twenty-six-week periods.

Earnings from Fargeot's discontinued operations, net of income taxes, were $67 thousand and $179 thousand for the 2006 transition period and the comparable 2005 twenty-six-week period, respectively.

Based on the results of operations noted above, we reported a net loss of $4.2 million or $0.42 per diluted share in the 2006 transition period, compared to a net loss of $1.0 million or $0.10 per diluted share for the comparable 2005 twenty-six-week period.

Fiscal 2005 Results Compared with Fiscal 2004

The discussion below compares our results of operations for fiscal 2005 to those in fiscal 2004. Each dollar amount or percentage change noted below reflects the change between these periods unless otherwise indicated.

During fiscal 2005, net sales from continuing operations increased by $1.4 million from $96.3 million. Our business showed volume increases with certain of our key mass merchandising channels and modest volume decreases in other store channels. The increase in net sales to our customers in the mass-merchandising channels was essentially due to higher sell-through rates, especially during the month of December 2005, as compared to the same month in the previous year.

Gross profit in fiscal 2005 increased by approximately $6.9 million or 19 percent. Gross profit as a percent of net sales increased to 44.2 percent in fiscal 2005, compared to 37.6 percent in fiscal 2004. The increases in consolidated gross profit, in dollars and as a percent of net sales, were due primarily to the full-year benefit of lower cost purchases of outsourced goods from third-party manufacturers. Following the closing our operations in Mexico during fiscal 2004, we outsourced 100 percent of our product needs during fiscal 2005 from third-party manufacturers located in China. The consolidated gross profit results also included, as previously reported, the benefit of certain true-up adjustments made during fiscal 2005 to our sales returns and promotion allowances. These adjustments, which favorably impacted our gross profit results by approximately $1.7 million, were a consequence of better than expected sell-through rates experienced during the 2004 holiday selling season as compared to our internal estimates.

SG&A expenses declined by $5.1 million or approximately 13.4 percent. The decline in our SG&A expenses was impacted by the following factors:

- a $4.1 million reduction in shipping and logistics expenses, essentially due to benefit from the closure of our distribution facilities in Mexico and Laredo, Texas;
- a $1.3 million decrease in selling expenses, primarily due to lower payroll and benefit expenses that resulted from a reduction of headcount; and
- an $860 thousand decrease in corporate administration expenses due to a reduction in pension and other benefits, a reduction of CIT factoring fees, and a decrease in consulting fees.

The expense reductions above were offset by the following:

- a $1.0 million increase in marketing expenses related to our higher spending in market research, advertising and other brand promotion activities; and
- a $170 thousand increase in the sourcing expense area due to our increased outsourcing activities as we transitioned to a 100 percent outsourced model.

The aggregate net reduction in SG&A expenses was primarily due to the full year's benefit of operating our business under the new model in fiscal 2005.

Restructuring charges and adjustments decreased by $15.7 million or approximately 91 percent. During fiscal 2005, we did not engage in any new restructuring activities. Restructuring charges and adjustments incurred during fiscal 2005 represented essentially an ongoing lease commitment associated with our former distribution facility in Mexico and other exit costs, such as payroll expenses, professional fees, and insurance expenses related to our restructuring actions taken during fiscal 2004. The fiscal 2004 charges to earnings primarily included: $7.1 million in asset impairment charges, of which $4.2 million were impairment charges on our property, plant and equipment and approximately $2.7 million were impairment costs related to the unamortized duty acceleration balance, as discussed under the caption "Other Matters Relevant to Financial Condition and Results of Operations – Acceleration of NAFTA Tariff Reductions" below. During fiscal 2004, we also reported $4.2 million for employee separation costs; $3.3 million in non-cancelable lease costs; and $2.7 million in other exit costs, such as manufacturing patents and unamortized duty acceleration costs, resulting from our restructuring actions taken during that fiscal year. See Note 15 of the Notes to Consolidated Financial Statements included in this annual report.

Net interest expense decreased by $388 thousand or 31.7 percent. The daily average borrowings outstanding under our previous financing agreement with CIT and the then in effect CIT ABL Facility was approximately $7.6 million in fiscal 2005, compared to $16.3 million in fiscal 2004 under our previous financing agreement with CIT and other lines of credit with our former primary lenders. The year-on-year decrease of $8.7 million in our daily average borrowings outstanding reflected the favorable impact of the changes made to our business model and the operating results achieved in fiscal 2005. The weighted-average interest rate on short-term borrowings during fiscal 2005 increased to 7.7 percent from 5.2 percent in fiscal 2004, reflecting the net effect of the increase in market rates during that period.

Earnings from continuing operations, before income tax increased to $7.8 million in fiscal 2005 from a loss from continuing operations, before income tax of $20.3 million in fiscal 2004. We recognized a tax expense of $112 thousand primarily related to the alternative minimum corporate income tax recognized for U.S. Federal income tax purposes. In fiscal 2004, our tax expense was approximately $116 thousand, representing primarily foreign taxes incurred by our subsidiaries in Mexico throughout most of fiscal 2004.

During fiscal 2005, we received $90 thousand, net of $2 thousand income tax, as royalty payments from the buyer of our former Vesture subsidiary. These payments were made under the agreement related to the sale of our former thermal products business. During fiscal 2004, we received from Vesture's buyer $334 thousand mainly reflecting the final payment under the promissory note we received in connection with the earlier sale of that business. We recorded both payments as part of our discontinued operations. Beyond the provisions involved in the sale agreement, we did not have any continuing involvement in the thermal products business during fiscal 2005.

In fiscal 2005, we reported $228 thousand in earnings from Fargeot's discontinued operations, compared to $188 thousand in earnings reported in fiscal 2004.

Based on the results of operations noted above, we reported net earnings of $8.0 million or $0.79 per diluted share in fiscal 2005, compared to a net loss of $19.9 million or $2.02 per diluted share in fiscal 2004.

Liquidity and Capital Resources

Our primary source of revenue and cash flow is our operating activities in North America. When cash inflows are less than cash outflows, we also have access to amounts under our New Facility, subject to its terms. We may seek to finance future capital investment programs through various methods, including, but not limited to, cash flow from operations and borrowings under our current or additional credit facilities.

Our liquidity requirements arise from the funding of our working capital needs, which include primarily inventory, other operating expenses and accounts receivable, funding of capital expenditures and repayment of our indebtedness. Generally, most of our product purchases from third-party manufacturers are acquired on an open account basis, and to a lesser extent, through trade letters of credit. Such trade-letters of credit are drawn against our New Facility, as described under the caption "New Facility" below, at the time of shipment of the products and reduce the amounts available under our New Facility when issued.

Cash and cash equivalents on hand was $18.2 million at June 30, 2007 compared to approximately $1.0 million at July 1, 2006 and $3.5 million at December 31, 2005.

All references made in this section are on a consolidated basis. Amounts with respect to Fargeot, which has been reclassified as discontinued operations in our Consolidated Statements of Operations, have been included, as applicable, in the operating, investing and financing activities sections of this liquidity and capital resources analysis. The net effect of the sale of Fargeot has been reflected as a non-cash impairment loss in our Consolidated Statement of Cash Flows for fiscal 2007. This amount impacted our cash flow generated from operating activities as described below.

Operating Activities

During fiscal 2007, our operations generated $16.1 million of cash. This operating cash flow was primarily the result of our net earnings for the period adjusted for non-cash activities such as the deferred income tax and valuation adjustment of $14.6 million, impairment loss on the sale of Fargeot of $1.2 million, gain on the sale of land of $878 thousand and changes in our working capital accounts. In fiscal 2007, significant changes in working capital included lower amounts of inventories and lower amounts of accrued expenses, offset by higher amounts of accounts receivable, as discussed in more detail below.

During the 2006 transition period, our operations used $1.8 million of cash, which was primarily the result of our net loss for the period, adjusted for changes in working capital accounts. In the 2006 transition period, significant changes in working capital accounts included lower amounts of accounts receivable and higher amounts of inventory, offset by higher amounts of accounts payable, as discussed below.

During fiscal 2005, our operations generated approximately $6.2 million of cash. This operating cash flow was primarily the result of our net earnings for the period adjusted for changes in working capital accounts. In fiscal 2005, significant changes in working capital accounts included higher amounts of accrued expenses, offset by lower amounts of accrued retirement costs and lower accounts receivable, as discussed below.

Our working capital ratio, which is calculated by dividing total current assets by total current liabilities, was 3.21:1 at June 30, 2007, 1:85:1 at July 1, 2006 and 2:35:1 at December 31, 2005. The change from the end of the 2006 transition period to the end of fiscal 2007 was due primarily to a higher level of cash resulting from our profitability in fiscal 2007 and the impact of the reversal of the tax valuation allowance with respect to current deferred tax assets. The change from the end of fiscal 2005 to the end of the 2006 transition period was due primarily to lower levels of cash and accounts receivable as well as a higher level of inventories, which resulted mainly from the impact of the change of our fiscal year-end as discussed earlier in this MD&A.

Changes in the primary components of working capital accounts for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004 were as follows:

- Net accounts receivable increased by $2.0 million during fiscal 2007, decreased by $5.4 million during the 2006 transition period, increased by $2.1 million during fiscal 2005 and increased by $2.9 million during fiscal 2004. The increase in net accounts receivable during fiscal 2007 was primarily due to an increase in sales levels in the latter part of the period as well as to a more prompt collection of customer payments. The decrease during the 2006 transition period reflected the seasonal nature of our business and the impact of the change in fiscal year-end. The increases during fiscal 2005 and fiscal 2004 were due primarily to increase in sales levels in the latter part of those periods.

- Net inventories decreased by $9.8 million during fiscal 2007, increased by $6.8 million during the 2006 transition period, decreased by $846 thousand during fiscal 2005 and decreased by $12.8 million during fiscal 2004. The decrease in net inventories during fiscal 2007 reflected our successful efforts to manage inventory levels consistent with our customer-centric sell-in approach as well as our success during fiscal 2007 in liquidating inventory in season and aggressively selling our closeout inventories. Furthermore, the reduction in inventory reflected a delay in the timing of inventory purchases for the upcoming selling season by our customers, consistent with a market trend observed from past seasons. We have continued to work closely with certain key retailers to aggressively liquidate our on-hand closeout inventories. The increase in inventory during the 2006 transition period reflected the seasonal nature of the business and the impact of the change in our fiscal-year end. The decrease in fiscal 2005 was primarily due to the reduction in the levels of closeout inventory on-hand during the year through a variety of actions taken to reduce our on hand levels of such inventory. The decrease in inventory during 2004 was due to actions taken to reduce on-hand levels of closeout finished goods inventory, which was directly associated with the change in our business model to outsource 100 percent of our product needs from third-party manufacturers.

- Accounts payable decreased by $426 thousand during fiscal 2007, increased by $4 million during the 2006 transition period, decreased by $114 thousand during fiscal 2005 and decreased by $2.6 million during fiscal 2004. The decrease in accounts payable during fiscal 2007 was primarily impacted by the timing of incurring certain operational type expenses as well as the timing of our purchases from third-party manufacturers. The increase in the 2006 transition period was largely impacted by the seasonal increase of inventory and related vendor obligations in anticipation of that year's selling season. This increase also reflected the impact of the change in fiscal year-end. The decrease during fiscal 2005 reflected the timing and payment of inventory purchases and expenses at the end of that period. The decrease in accounts payable during fiscal 2004 reflected the effect of lower inventory primarily due shifting to outsourcing 100 percent of our product needs from third-party manufacturers.

- Accrued expenses decreased by $3.1 million during fiscal 2007, decreased by $261 thousand during the 2006 transition period, increased $1 million during fiscal 2005 and decreased by $1 million during fiscal 2004. The decrease during fiscal 2007 was primarily due to the payment of the lease obligations related to our former distribution center in Mexico, which were properly accrued at the end of the 2006 transition period. The decrease during the 2006 transition period was due primarily to a reduction in the current portion of our pension obligations at the end of that period. The increase in fiscal 2005 was due primarily to a $1.3 million increase in the current portion of pension obligations at the end of 2005. The decrease in accrued expenses during fiscal 2004 was due to a variety of items during this fiscal year.

Investing Activities

During fiscal 2007, investing activities provided $257 thousand in cash. We received $890 thousand from the sale of land, which was offset by $633 thousand in capital expenditures incurred during the period. During the 2006 transition period and fiscal 2005, investing activities used $323 thousand and $471 thousand in cash, respectively. Most of the cash used as part of our investing activities was associated with capital expenditures of $326 thousand and $478 thousand, respectively, incurred during those periods. During fiscal 2004, investing activities provided $843 thousand in cash. We received $965 thousand from the sale of equipment, which was principally related to our actions to exit the manufacturing operations in Mexico. The receipt of funds on the sale of equipment was offset by $122 thousand in capital expenditures during the year.

Financing Activities

During fiscal 2007, financing activities provided $860 thousand in cash. This financing cash inflow resulted primarily from $1.1 million of cash provided from the exercise of employee stock options. This amount was partially offset by the payment of approximately $277 thousand with respect to our lines of credit.

During the 2006 transition period, financing activities used $461 thousand in cash. This financing cash outflow resulted primarily from the payment of $514 thousand with respect to our lines of credit, offset by $53 thousand of cash received from the exercise of stock options.

During fiscal 2005, financing activities used approximately $3.1 million in cash. This financing cash outflow resulted mainly from the payment of $3.9 million on our lines of credit, offset by $495 thousand of additional debt incurred with respect the transfer of certain product design and patent rights to us by the mother of our chairman and $290 thousand of cash received from the exercise of stock options.

During fiscal 2004, financing activities provided $857 thousand in cash. This financing cash inflow resulted primarily from $2.5 million of cash provided from our then existing credit lines, offset by approximately $1.7 million incurred in paying off other short- and long-term obligations.

2008 Liquidity

We believe our sources of cash on hand, cash from operations and funds available under our New Facility will be adequate to fund our operations and capital expenditures through fiscal 2008.

CIT ABL Facility

Our CIT ABL Facility, underwritten by The CIT Group/Commercial Services, Inc ("CIT"), expired on March 31, 2007 and was replaced by a new credit agreement as described in further detail below. During the applicable period of fiscal 2007 and through the expiration date of the CIT ABL Facility, we satisfied all the applicable financial covenants under the CIT ABL Facility. These covenants remained the same since we entered into the CIT ABL Facility and, along with other important aspects of the CIT ABL Facility, have been disclosed in detail in our previous quarterly and annual filings with the SEC.

The interest rate payable on the CIT ABL Facility was the JPMorgan Chase Bank prime rate plus 0.5 percent. Each month when our borrowing needs required inclusion of a $3.5 million overformula in the Borrowing Base, as defined in the CIT ABL Facility, the interest rate would increase by 0.5 percent. During the applicable period during which the CIT ABL Facility was in effect in fiscal 2007, our borrowing needs did not require us to use any of the $3.5 million overformula. The CIT ABL Facility also included an unused line fee of 0.5 percent per annum, payable monthly, charged on the unused portion of the $35 million line. During the portion of fiscal 2007 when the CIT ABL Facility was in effect, the 2006 transition period and fiscal 2005 year, we incurred unused line fees of approximately $109 thousand, $97 thousand and $99 thousand, respectively.

As of March 29, 2007, the date we terminated our CIT ABL Facility, we had approximately $17.4 million available under that facility.

New Facility

On March 29, 2007, we signed the New Facility with Huntington. Under the terms of the New Facility, Huntington is obligated to advance us funds for a period of three years in the following amounts:

- Year 1 $20 million from July to December; $5 million from January to June;
- Year 2 $16 million from July to December; $5 million from January to June; and
- Year 3 $12 million from July to December; $5 million from January to June

The termination and maturity date of the New Facility is March 31, 2010, but it may be extended for one-year periods upon the agreement of the Company and Huntington. Under the terms of the New Facility, we are required to satisfy certain financial covenants, including (a) satisfying a minimum fixed charge coverage ratio test of not less than 1.25 to 1.0, which is calculated quarterly on a trailing 12-month basis, and (b) maintaining a consolidated net worth of at least $29 million, increased annually by an amount equal to 50 percent of our consolidated net income subsequent to June 30, 2007. Further, the New Facility must be rested for at least 30 consecutive days beginning on February 1st of each year and borrowings under the New Facility may not exceed 80 percent of the Company's eligible accounts receivable and 50 percent of its eligible inventory at any given time. The interest rate on the New Facility is a variable rate equal to LIBOR plus 1.20 percent. Additionally, we agreed to pay a quarterly fee for any unused amount of the New Facility equal to 1/4 percent of the average unused balance of the New Facility, a commitment fee of $5 thousand, which was due at closing, and an annual facility fee of $2.5 thousand due on the last day of March commencing March 31, 2008. From March 29, 2007 through June 30, 2007, we incurred unused line fees of approximately $3 thousand. As of June 30, 2007, we had no amounts outstanding and $5.0 million available under the New Facility.

On April 16, 2007, we entered into a First Modification of the New Facility (the "First Modification") with the Huntington. The First Modification adds a new section to the New Facility and provides that Huntington will issue on behalf of the Company letters of credit with a maximum aggregate face value of up to $1.5 million. The aggregate dollar amount of outstanding letters of credit will be counted against the amount Huntington is obligated to advance under the New Facility. No other changes or modifications were made to the New Facility.

Other Short-term Debt

In March 2004, we borrowed $2.2 million against the cash surrender value of life insurance policies insuring our non-executive chairman. Consistent with prior reporting periods, the $2.2 million indebtedness is classified within short-term notes payable in our Consolidated Balance Sheets at June 30, 2007, July 1, 2006 and December 31, 2005.

Other Long-term Indebtedness and Current Installments of Long-term Debt

On August 11, 2005, we entered into an agreement with the mother of the chairman whereby she transferred all of her product designs and patent rights to the Company as of August 11, 2005 and released all unpaid claims that would have accrued under a previous agreement through August 11, 2005, for the sum of $600 thousand. This amount is being paid in 24 quarterly payments of $25 thousand each. Since the mother of our chairman's death in February 2007, we have been making these quarterly payments to the successor trust designated by the mother of our chairman. The quarterly payments began on August 11, 2005 and have been and will be due and payable on the last business day of each and every October, January, April, and July until the last business day in April 2011. On August 11, 2005, the net present value of this obligation was computed at approximately $495 thousand, discounted at 7 percent, and this amount was charged to earnings. As of June 30, 2007, the Company reported $78 thousand of the then outstanding net present value amounts as current installments of long-term debt and the remaining $272 thousand as long-term debt.

In addition, as of July 1, 2006, we reported approximately $322 thousand and $89 thousand as current installments of long-term debt and the remaining long-term debt, respectively, related to notes issued by Fargeot.

Other Matters Impacting Liquidity and Capital Resources

Off-Balance Sheet Arrangements and Contractual Obligations

We have traditionally leased facilities under operating lease transactions for varying term lengths, ranging generally from three years to five years, often with options for renewal. On occasion, we have also leased certain equipment utilizing operating leases. These leasing arrangements have allowed us to pay for the facilities and equipment over the time periods they are utilized, rather than committing our resources initially to acquire the facilities or equipment. All leases have been accounted for as operating leases, consistent with the provisions of SFAS No. 13, *"Accounting for Leases,"* as amended. Our future off-balance sheet non-cancelable operating lease obligations are discussed in Note 6 of the Notes to Consolidated Financial Statements included in this annual report.

The following table summarizes our contractual obligations for both long-term obligations that appear on our Consolidated Balance Sheet, as of June 30, 2007, as recognized in our Consolidated Financial Statements, and so-called "Off-Balance Sheet Arrangements", as discussed in the Notes to our Consolidated Financial Statements:

			Payments due by period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Other
			(in thousands of dollars)			
CONTRACTUAL OBLIGATIONS: recognized on the books and records of the Company						
Short-term debt	$ 2,200	$ 2,200	None	None	None	None
Long-term debt, Current and non-current portions*	$ 350	$ 78	$272	None	None	None
Other long-term liabilities reflected on the Consolidated Balance Sheet of the Company**	$11,551	$ 708	**	**	**	$10,843**
CONTRACTUAL OBLIGATIONS: considered "off-balance sheet arrangements"						
Operating leases – see also Note 6 of the Notes to Consolidated Financial Statements	$ 1,445	$ 564	$744	$137	—	—
Purchase obligations in the ordinary course of business***	$20,777	$20,777	None	None	None	None

* Interest has been excluded from the amount shown under Long-Term Debt, Current and Non-Current Portions above. The interest amounts were deemed immaterial.

** Other Long-Term Liabilities reflected on the Consolidated Balance Sheet of the Company as of June 30, 2007 represent accrued cumulative future obligations under our Associates' Retirement Plan of approximately $3.4 million; accrued cumulative future obligations under our Supplemental Retirement Plan of approximately $7.7 million; and accrued cumulative future obligations from employee salary withholdings under our salary deferred compensation plan of approximately $498 thousand. The timing of future cash outflows related to these obligations is not readily determinable, as it is totally dependent upon the timing of future associate retirements. The Company implemented SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* in fiscal 2007. The adoption of SFAS No. 158 did not have a significant impact on Other Comprehensive Income (Loss) activity for the period. The effect of applying SFAS No. 158 decreased intangible pension assets by $154 thousand and increased the aggregate accrued retirement cost, excluding current liability, under the Associates' Retirement Plan and the Supplemental Retirement Plan by $100 thousand.

***We acquire inventory and merchandise in the ordinary course of business, issuing both purchase orders and, to a lesser extent, letters of credit to acquire merchandise from suppliers. Commitments in the ordinary course of business outstanding as of June 30, 2007 are included above as "off-balance sheet arrangements". There are no material outstanding commitments other than those represented as part of our ordinary course of business.

We have not paid cash dividends since 1981. We have no current plans to resume payment of cash dividends or to establish a program to acquire common shares for treasury. We anticipate continuing to use our cash resources to fund the operating needs of the business.

Other Matters Relevant to Financial Condition and Results of Operations

Acceleration of NAFTA Tariff Reductions

In connection with the discontinuation in 2004 of our manufacturing operations in Mexico, we recognized as an asset impairment loss in fiscal 2004 the unamortized balance of $2.7 million, which represented the remaining balance of the costs associated with our agreement to pay two consulting firms for their successful efforts in eliminating duties imposed on slippers imported from Mexico. See also Note 15 of the Notes to Consolidated Financial Statements included in this annual report.

License Agreement for European Distribution

In fiscal 2003, we entered into a five-year licensing agreement for the sale and marketing of our products with a British footwear and apparel firm. This distributor-type license agreement allows us to continue servicing the accessory footwear market in Europe without incurring overhead costs. The annual royalty fees resulting from this agreement are not expected to be significant to the overall operations of our business. We reported $146 thousand, $107 thousand, $385 thousand and $419 thousand for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, respectively, as royalty payments received from the licensee under this licensing agreement.

Internal Revenue Service

On May 30, 2007, we entered into a Closing Agreement on Final Determination Covering Specific Matters (the "Closing Agreement") with the IRS. As we have previously reported, the IRS had proposed certain adjustments relating to fiscal years 2001 and 2002, which could have resulted in an additional tax obligation of up to approximately $4.0 million, plus interest. Substantially all of the proposed adjustments related to the timing of certain deductions taken during that period. The Closing Agreement settled all of the proposed adjustments in exchange for a payment of approximately $467 thousand. This payment was made in the fourth quarter of fiscal 2007. We recorded a charge to earnings of $338 in fiscal 2007 as a result of the settlement with the IRS.

Critical Accounting Policies and Use of Significant Estimates

The preparation of financial statements in accordance with U.S. GAAP requires that we make certain estimates. These estimates can affect reported revenues, expenses and results of operations, as well as the reported values of certain assets and liabilities. We make these estimates after gathering as much information from as many resources, both internal and external, as are available at the time. After reasonably assessing the conditions that exist at the time, we make these estimates and prepare consolidated financial statements accordingly. These estimates are made in a consistent manner from period to period, based upon historical trends and conditions and after review and analysis of current events and circumstances. We believe these estimates reasonably reflect the current assessment of the financial impact of events whose actual outcomes will not become known to us with certainty until some time in the future.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies that management believes are critical to the Company's consolidated financial statements and other financial disclosures. It is not intended to be a comprehensive list of all of our significant accounting policies that are more fully described in Notes 1 (a) through (u) of the Notes to Consolidated Financial Statements in this annual report.

A summary of the critical accounting policies requiring management estimates follows:

(a) We recognize revenue when the following criteria are met:

- goods are shipped from our warehouses and other third-party distribution locations, at which point customers take ownership and assume risk of loss;
- collection of the relevant receivable is probable;
- persuasive evidence of an arrangement exists; and
- the sales price is fixed or determinable.

In certain circumstances, we sell products to customers under special arrangements, which provide for return privileges, discounts, promotions and other sales incentives. At the time we recognize revenue, we reduce our measurement of revenue by an estimate of the potential future returns and allowable retailer promotions and incentives, and recognize a corresponding reduction in reported trade accounts receivable. These estimates have traditionally been, and continue to be, sensitive to and dependent on a variety of factors including, but not limited to, quantities sold to our customers and the related selling and marketing support programs; channels of distribution; sell-through rates at retail; the acceptance of the styling of our products by consumers; the overall economic environment; consumer confidence leading towards and through the holiday selling season; and other related factors.

Allowances established for returns were approximately $289 thousand, $862 thousand and $4.4 million at the end of fiscal 2007, the end of the 2006 transition period and the end of fiscal 2005, respectively. The decrease of $573 thousand in return allowances from the 2006 transition period to the end of fiscal 2007 reflected the impact of return privileges granted to one of our chain store customers with respect to a spring 2006 program and another to one of our department store customers associated with a transition program in basic slipper products undertaken last year. These two events, or similar events, did not reoccur during the spring of 2007. The decrease of $3.5 million in returns allowances from fiscal 2005 to the end of the 2006 transition period was due primarily to the seasonality of our business and reflected the change in our fiscal year-end. As previously reported, our returns allowance policy is consistent with our approach of collaborating more closely with retailing partners to promote product sell-through during season, thus reducing future returns.

During fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, we recorded approximately $2.7 million, $4.1 million, $4.0 million and $9.4 million, respectively, as the sales value of merchandise returned by customers. The decrease of $1.4 million in the sales value of merchandise returned in fiscal 2007 compared to the 2006 transition period was due to the non-reoccurrence during fiscal 2007 of the two events noted earlier in which we granted return privileges to two customers. The decrease was also due to our ongoing efforts of collaborating closely with key retailing partners to reduce or eliminate returns. The changes in the amounts of sales value of merchandise returned during fiscal 2005 and fiscal 2004 included the impact of the seasonality of our business and the change in our year-end as well as the effect of our efforts to work closely with key retailing partners to reduce returns as noted earlier.

During fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, reductions in sales for future returns were $2.2 million, $549 thousand, $4.3 million and $5.7 million, respectively. The increase in the reduction in sales for future returns of approximately $1.7 million, from the 2006 transition period to fiscal 2007, reflected the seasonal nature of the business and the effect of the change in our fiscal year-end. The downward trend of reductions in sales reported from fiscal 2004 to fiscal 2005 reflects the favorable impact over time of the shift in our approach of proactively collaborating closely with key retailing partners to reduce or eliminate returns.

Allowances for promotions, cooperative advertising and other sales incentives established at the end of fiscal 2007, the end of the 2006 transition period and the end of fiscal 2005 were approximately $1.7 million, $1.2 million and $9.6 million, respectively. The $500 thousand increase from the end of the 2006 transition period to the end of fiscal 2007 primarily reflected an increase in promotional support associated with the increase in sales experienced during the 2007 spring selling season. The significant change in the allowance for promotions and other sales incentives from the end of fiscal 2005 to the end of the 2006 transition period reflected the effect of the change in our fiscal year-end and the seasonality of our business.

Charges to earnings for consumer promotion, sales incentive activities, cooperative advertising and display fixture support for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004 were approximately $12.1 million, $1.0 million, $10.8 million and $11.6 million, respectively. The increase of $11.1 million in charges to earnings in fiscal 2007 from the 2006 transition period was due to the seasonality of our business and the change in our fiscal year-end. This increase also included the additional support of promotion funds and sales incentives given to certain key customers during the first half of fiscal 2007, primarily as a consequence of warmer than anticipated weather conditions during the 2006 holiday selling season as mentioned earlier in this MD&A. The previous period-over-period downward trend of charges to earnings for consumer promotion and sales incentives reflected our on-going business practice of working closely with our key retailing partners to achieve mutually satisfactory sell-through rates by promoting goods in season, thus attempting to reduce returns.

As previously reported, we have been successful thus far in our collaboration with key retailers. However, due to the continuing seasonal nature of our business, it is possible that allowances for returns, promotions and other sales incentives, and the related charges reported in our consolidated results of operations could be different than those estimates noted above.

(b) We value inventories using the lower of cost or market, based upon the first-in, first-out ("FIFO") costing method. We evaluate our inventories for any reduction in realizable value in light of the prior selling season, the overall economic environment and our expectations for the upcoming selling seasons, and we record the appropriate write-downs based on this evaluation. At the end of fiscal 2007, the end of the 2006 transition period and the end of fiscal 2005, we estimated the FIFO cost of a portion of our inventory exceeded the estimated net realizable value of that inventory by $192 thousand, $463 thousand and $1.4 million, respectively. There were no significant variances noted in our evaluation of net realizable inventory when comparing fiscal 2007 to the 2006 transition period. The downward trend of the inventory amount exceeding the estimated net realizable value over the reporting periods reflects our on-going initiatives to properly manage the inventory investment by aligning this investment to our revenue opportunities.

Inventory write-downs, recognized as part of cost of sales for continuing operations, were $1.2 million, $325 thousand, $1.5 million and $2.1 million, respectively, for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, respectively. The downward trend of inventory write-downs over a three-year period, net of the impact reflected in the 2006 transition period, supported the results of our on-going practice of better managing our inventory investment and also showed the favorable results of our disciplined approach in selling closeout inventory. Inventory write-downs recognized in income or loss on Fargeot's discontinued operations for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004 were $159 thousand, $33 thousand, $100 thousand and $34 thousand, respectively. As noted earlier, Fargeot's inventory was included as part of a group of assets identified as held for sale at the end of fiscal 2007 as shown in Note 16 to the Notes to Consolidated Financial Statements.

(c) We make an assessment of the amount of income taxes that will become currently payable or recoverable for the just concluded period, and the deferred tax costs or benefits that will become realizable for income tax purposes in the future, as a consequence of differences between results of operations as reported in conformity with U.S. GAAP, and the requirements of the income tax codes existing in the various jurisdictions where we operate. In evaluating the future benefits of deferred tax assets, we examine our capacity for refund of federal income taxes due to our net operating loss carryforward position, and our projections of future profits. We recorded a valuation allowance when it was more likely than not that some portion or all of our deferred tax assets would not be realized. Accordingly, beginning with year-end fiscal 2003, we established a valuation allowance against the value of those deferred tax assets. At that time, there was not sufficient historical assurance that future taxable income would be generated to offset these deferred deductible items. Accordingly, our valuation allowance against the net deferred tax assets was $18.3 million at the end of the 2006 transition period.

This full valuation allowance reserve was maintained through the first quarter of fiscal 2007. In the second quarter of fiscal 2007, we determined, based on the existence of sufficient positive evidence, represented primarily by three years of cumulative income before restructuring charges, a valuation allowance against net deferred tax assets was no longer required because it is more likely than not that the Company's deferred tax assets will be realized in future periods. Accordingly, a complete reversal of the valuation allowance was recognized in closing out the second quarter of fiscal 2007. This action resulted in and accounts for substantially all of the net income tax benefit of $13.6 million reflected in our results for fiscal 2007.

With the decision made in fiscal 2007 to sell Fargeot, which is being reported as a discontinued operation, we estimated a loss on the sale of this subsidiary. We have estimated a tax benefit of approximately $805 thousand associated with this loss. We have deemed this loss to be a capital loss. We are allowed to use this capital loss to offset capital gains to the extent that these gains are generated in the future. We expect to realize approximately $324 thousand as partial tax benefit from this capital loss by offsetting existing capital gains available to us. The remaining capital loss of $481 thousand will only be realized if we generate future capital gains over the next five years. Because we do not have a more than likely expectation that future capital gains will be generated over the next five years, at the end of fiscal 2007, we established a tax valuation allowance and recorded a reduction of tax benefit in earnings for the $481 thousand unused portion of the capital loss. The effects of these items have been allocated to and are reflected in our loss from discontinued operations as reported for fiscal 2007.

In addition, we make ongoing assessments of income tax exposures that may arise at the federal, state or local tax levels. As a result of these evaluations, any exposure deemed probable will be quantified and accrued as tax expense during the period and reported in a tax contingency reserve. Any identified exposures will be subjected to continuing assessment and estimates will be revised accordingly as information becomes available to us.

We had no tax contingency reserve at the end of fiscal 2007, since there were not any significant outstanding exposures which existed as determined by management, at either the state or federal tax levels. During fiscal 2007, we settled with the IRS certain open issues associated with the IRS' examination of fiscal 2001 and fiscal 2002 and recorded $338 thousand as expense in the results from continuing operations in fiscal 2007related to this settlement.

At the end of fiscal 2007, the 2006 transition period and fiscal 2005, there were approximately $23,209, $28,154 and $25,088, respectively, of net operating loss carryforwards available for U.S. federal income tax purposes. Due to the deferred recognition of additional paid in capital ("APIC") created from excess tax benefits realized on the exercises of stock options and RSUs, the actual federal tax net operating loss carryforwards are higher than those amounts considered for book purposes. SFAS123R requires recognition of excess tax benefits as APIC only when cash payments on taxes are directly impacted. This timing will not occur until all net operating loss carryforwards are completely used to offset federal income tax expense. Accordingly, our net operating loss carryforwards, as measured for tax return purposes, for fiscal 2007, the 2006 transition period and fiscal 2005 were approximately $25,424, $28,611, and $25,088, respectively. Loss carry-forwards in the U.S. are generally available for up to twenty years in the future. The loss carryforwards for U.S. federal income tax purposes are available and can be used to offset current year income, subject to alternative minimum corporate income tax rules, starting in fiscal year 2007, and expiring through fiscal year 2026.

For fiscal 2007 and fiscal 2005, we reported an alternative minimum tax liability for U.S. federal income tax purposes of approximately $62 thousand and $114 thousand, respectively. This alternative minimum tax credit is eligible for unlimited carryforward treatment under U.S. federal income tax regulations and will be recovered through future offset against tax liabilities, once we have fully utilized our net operating loss carryforwards.

For fiscal 2007 and the comparable 2006 fifty-two week period, we reported a tax benefit of $161 thousand and tax expense of $34 thousand, respectively, associated with earnings from Fargeot, which is being reported as discontinued operations in those periods.

(d) We make estimates of the future costs associated with restructuring plans related to operational changes announced during the year. These estimates are based upon the anticipated costs of employee separations; an analysis of the impairment in the value of any affected assets; anticipated future costs to be incurred in settling remaining lease obligations, net of any anticipated sublease revenues; and other costs associated with the restructuring plans. As of the end of fiscal 2007, we had no outstanding accruals with respect to any restructuring costs. At the end of the 2006 transition period, we had an accrued balance of $3.2 million in restructuring costs, primarily associated with the settlement reached with the landlord on our former distribution facility in Mexico. This amount was paid in full early in fiscal 2007. At the end of fiscal 2005, the restructuring related cost accrual was $1.4 million, and reflected primarily the then ongoing lease commitment related to our former distribution facility in Mexico, which was closed as part of our reorganization initiatives undertaken during fiscal 2004.

During fiscal 2007, we charged to earnings $179 thousand as restructuring charges and adjustments, representing essentially the costs associated with final exit activities in legally liquidating and de-registering our former subsidiaries in Mexico and paying the final settlement on the lease obligation on the former facility in Mexico. During the 2006 transition period, we charged to earnings $2.6 million as restructuring charges and adjustments, representing essentially the resolution of the lease obligation and the reorganization action resulting in reduced staff positions noted earlier and other exit costs such as payroll expenses, professional fees, and insurance expenses associated with our restructuring actions taken during fiscal 2004. During fiscal 2005, we charged to earnings $1.6 million as restructuring charges and adjustments primarily related to the then ongoing lease obligation on our former distribution center in Mexico and other exit costs. During fiscal year 2004, we charged to earnings $17.3 million as restructuring and asset impairment charges for the previously reported reorganization actions completed during fiscal year 2004.

While we believe restructuring activities have been completely achieved by the Company and all related costs incurred in fully implementing the Company's current model, changes in business conditions going forward could necessitate future restructuring costs.

(e) We sponsor a noncontributory retirement plan for the benefit of salaried and nonsalaried employees, the Associates' Retirement Plan ("ARP"). Effective as of close of business day on March 31, 2004, the ARP was frozen and has remained frozen since that time. We also sponsor a Supplemental Retirement Plan ("SRP") for certain officers and other key employees as designated by our Board of Directors. The SRP is unfunded, noncontributory, and provides for the payment of monthly retirement benefits. Effective as of close of business day on March 31, 2004, the SRP was frozen; however, effective as of January 1, 2005, the SRP was unfrozen with respect to two "reactivated participants" who had been participants in the SRP prior to March 31, 2004 and were designated by our Board of Directors. Effective as of January 1, 2005, pension benefit accruals resumed for the reactivated participants; however, no pension benefits accrued for these two individuals during the period beginning March 31, 2004 and ending December 31, 2004. From and after March 31, 2004, (a) no new individual may become a participant in the SRP; (b) except with respect to the reactivated participants, no additional pension benefits will accrue; and (c) benefits will begin to be distributed no earlier than the date a participant terminates employment with the Company.

The actuarial valuation of our ARP and SRP benefit costs, assets and obligations affects our financial position, results of operations and cash flow. These valuations require the use of assumptions and long-range estimates. These assumptions include, among others, assumptions regarding interest and discount rates, assumed long-term rates of return on pension plan assets, and projected rates of salary increases. We regularly evaluate these assumptions and estimates as new information becomes available. Changes in assumptions, which may be caused by conditions in the debt and equity markets, changes in asset mix, and plan experience, could have a material effect on our pension obligations and expenses, and can affect our net income assets, and shareholders' equity. In addition, changes in assumptions such as rates of return, fixed income rates used to value liabilities or declines in the fair value of plan assets, may result in voluntary decisions or mandatory requirements to make additional contributions to our ARP.

During fiscal 2007, we adopted SFAS No. 158, and as a result, we recorded approximately $100 thousand in additional pension liabilities and eliminated $154 thousand of an intangible asset with the offset recorded as accumulated other comprehensive income.

In setting the annual discount rate to measure our pension obligation and in consultation with our external actuarial consultants, we have consistently used the Moody's Aa Corporate Bonds rate as a general guide, complimented by a pension yield curve analysis performed by our external actuaries. The rate used approximates the rate at which our pension liabilities could effectively be settled at the measurement date. To the extent the discount rate increases or decreases, our pension obligation is increased or decreased accordingly. Holding all other assumptions constant, we estimate that a 50 basis point decrease in the expected discount rate would decrease our fiscal 2008 pretax earnings by approximately $111 thousand, and it would increase our total pension liability by approximately $2.0 million.

Expected rate of return on pension plan assets is also an important element of plan expense. In fiscal 2007, we used 8.5 percent as the rate of return on pension plan assets. To determine the rate of return on plan assets, we consider the historical experience and expected future performance of the plan assets, as well as the current and expected allocation of the plan assets. Our ARP's assets allocation as of March 31, 2007, the measurement date for fiscal 2007, was approximately 76 percent in domestic and foreign equity investments, 8 percent in domestic fixed income securities, 14 percent in hedge fund investments, and 2 percent cash investments, in line with our investment policy ranges. We periodically evaluate the allocation of plan assets among the different investment classes to ensure that they are within policy guidelines and ranges. Holding all other assumptions constant, we estimate that a 50 basis point decrease in the expected rate of return on pension plan assets would lower our fiscal 2008 pretax earnings by approximately $127 thousand.

(f) With the adoption of SFAS 123R on January 1, 2006, we are required to record the fair value of stock-based compensation awards as an expense. In order to determine the fair value of stock options on the date of the grant, we apply the Black-Scholes option-pricing model. Inherent in this model are assumptions related to expected stock-price volatility, option life, risk-free interest rate and dividend yield. While the risk-free interest rate and dividend yield are less subjective assumptions that are based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a greater level of judgment which makes them critical accounting estimates.

We use an expected stock-price volatility assumption that is a combination of both current and historical implied volatilities of the underlying common shares, which are obtained from public data sources. This approach is used as a predictor of future realized and implied volatilities and is directly related to stock option valuation. For stock option grants made during fiscal 2007, we used a weighted-average expected stock-price volatility of 60 percent based upon the implied volatility at the time of grant.

With respect to the weighted-average option life assumption, we consider the exercise behavior in respect of past grants and model the pattern of aggregate exercises. Patterns are determined based on specific criteria of the aggregate pool of optionees including primarily the reaction to vesting, realizable value, and long-run exercise propensity. For stock option grants issued during fiscal 2007, we used a weighted-average expected option life assumption of approximately 5 years for ISO grants; no NQs were granted during fiscal 2007.

(g) There are various other accounting policies that also require management's judgment. We follow these policies consistently from year to year and period to period. For an additional discussion of all of our significant accounting policies, please see Notes 1 (a) through (v) of the Notes to Consolidated Financial Statements.

Actual results may vary from these estimates as a consequence of activities after the period-end estimates have been made. These subsequent activities will have either a positive or negative impact upon the results of operations in a period subsequent to the period when we originally made the estimate.

Recently Issued Accounting Standards

The following represent accounting standards that have been recently issued and that are applicable to our business.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS Statement No. 109, *Accounting for Income Taxes*. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier adoption of the provisions of the Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. This Interpretation will be effective for our fiscal 2008. We do not expect the application of the provisions of this Interpretation to have any significant impact on our financial position or results of operations.

In September 2006, the FASB released SFAS No. 157, *Fair Value Measurements*. This standard becomes effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. Earlier application is encouraged, provided financial statements have not yet been issued for that fiscal year, including financial statements for an interim period within that fiscal year. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. SFAS No. 157 will be effective for our fiscal year beginning on June 29, 2008. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. We do not expect the application of the provisions of SFAS No. 157 to have a significant effect on our financial position or results of operations.

In September 2006, the FASB released SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)*, ("SFAS 158"). SFAS 158 revises the measurement approach to net pension funded status by changing pension liability measurement to a projected view based on estimated future pay levels used to determine ultimate pension benefits to be paid, as opposed to the use of current pay levels to estimate the pension liability. This change impacts the funded status measurement of pension plans. SFAS 158 requires the funded status as measured to be reflected entirely in the balance sheet and eliminates alternative footnote presentations of this status. Impacts from reporting the full pension funding status in our financial position has been reflected as comprehensive gain or loss within the equity section of our consolidated balance sheet. Further changes include the elimination of intangible pension assets and the requirement to base pension plan measurements as of the fiscal year end date, and eliminates any alternative choice on measurement date that existed under prior standards.

Under SFAS 158, reporting changes were implemented on a prospective basis as of the end of the fiscal 2007. The change of measurement date is required for fiscal years ending after December 15, 2008, with earlier adoption permitted. Since our pension plans are substantially frozen, there is no significant difference in the measurement of pension liability under SFAS No. 158 and the former governing standards in SFAS No. 87, *Employers' Accounting for Pensions*. The application of SFAS 158 did not have a significant effect on the balance sheet presentation at the end of fiscal 2007.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* ("SAB 108"). SAB 108 provides guidance on quantifying financial statement misstatements and requires a company to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material. We adopted SAB 108 at the end of fiscal 2007. Adoption of SAB 108 had no material impact on our financial position or results of operations.

Forward-looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Some of the disclosure in this annual report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," or words with similar meanings. These statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, are based upon our current plans and strategies and reflect our current assessment of the risks and uncertainties related to our business. You should read the disclosure that contains forward-looking statements carefully because these statements (1) discuss our future expectations; (2) contain projections of our future results of operations or of our future financial condition; or (3) state other "forward-looking" information. The risk factors described in this section and elsewhere in this annual report give examples of the types of uncertainties that may cause our actual performance to differ materially from the expectations we describe in our forward-looking statements. You should know that if the events described in this section and elsewhere in this annual report occur, they could have a material adverse effect on our business, operating results and financial condition.

Risk Factors

There are certain risks and uncertainties in our business that could cause our actual results to differ materially from those anticipated. The following risk factors should be read carefully in connection with evaluating our business and in connection with the forward-looking statements contained in this annual report. Any of these risks could materially adversely affect our business, our operating results, or our financial condition and the actual outcome of matters as to which forward-looking statements are made.

Our North America business, which is our primary business, is dependent on our ability to continue sourcing products from outside North America.

We do not own or operate any manufacturing facilities in North America and depend upon independent third parties to manufacture all of our products. During fiscal 2007, 100% of our products were manufactured in China. Going forward, we expect to source our Superga® branded products from third-party manufacturers primarily located in Vietnam. The inability of our third-party manufacturers to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss customer delivery date requirements and could result in cancellation of orders, refusals to accept deliveries, or harm to our ongoing business relationships. Furthermore, because quality is a leading factor when customers and retailers accept or reject goods, any decline in the quality of the products produced by our third-party manufacturers could be detrimental not only to a particular order but to future relationships with our customers.

We compete with other companies for the production capacity of our third-party manufacturers. Some of these competitors have greater financial and other resources than we have and may have an advantage in the competition for production from these manufacturers. If we experience a significant increase in demand for our products or if one of our existing third-party manufacturers must be replaced, we may have to find additional third-party manufacturing capacity. There can be no assurance that this additional capacity will be available when required or will be available on terms that are similar to the terms that we have with our existing third-party manufacturers or that are otherwise acceptable to us. If it is necessary for us to replace one or more of our third-party manufacturers, particularly one that we rely on for a substantial portion of our products, we may experience an adverse financial or operational impact, such as increased costs for replacement manufacturing capacity or delays in distribution and delivery of our products to our customers, which could cause us to lose customers or revenues because of late shipments.

Our international manufacturing operations are subject to the risks of doing business abroad.

We purchase 100% of our products for the North America market from China, and, with the exception of the Superga® brand products to be purchased from Vietnam, we expect to purchase our products from China at approximately the same level in the future. This international sourcing subjects us to the risks of doing business abroad. These risks include:

- the impact on product development, sourcing or manufacturing as a result of public health and contamination risks in China or other countries where we obtain or market our products;
- acts of war and terrorism;
- social and political disturbances and instability and similar events;
- strikes or other labor disputes;
- export duties, import controls, tariffs, quotas and other trade barriers;
- shipping and transport problems;
- increased expenses, particularly those impacted by recent increases in oil prices;
- fluctuations in currency values; and
- general economic conditions in overseas markets.

Because we rely on Chinese third-party manufacturers for a substantial portion of our product needs, any disruption in our relationships with these manufacturers could adversely affect our operations. While we believe these relationships are strong, if trade relations between the United States and China deteriorate or are threatened by instability, our business could be adversely affected. Although we believe that we could find alternative manufacturing sources, there can be no assurance that these sources would be available on terms that are favorable to us or comparable to those with our current manufacturers. Furthermore, a material change in the valuation of the Chinese currency could adversely impact our product costs, resulting in a significant negative impact on our results of operations.

Our business faces cost pressures, which could affect our business results.

While we rely on third-party manufacturers as the source of our products, the cost of these products depends, in part, on these manufacturers' cost of raw materials, labor and energy costs. Thus, our own costs are subject to fluctuations, particularly due to changes in the cost of raw materials and cost of labor in the locations where our products are manufactured, foreign exchange and interest rates.

Our concentration of customers could have a material adverse effect on us, and our success is dependent on the success of our customers.

As a result of the continuing consolidation in the retail industry, our customer base has decreased, thus increasing the concentration of our customers. Our largest customer, Wal-Mart, accounted for approximately 33% of our consolidated net sales in fiscal 2007 and 35% in the comparable 2006 fifty-two-week period. Most of the Company's sales to Wal-Mart are not seasonal in nature, as compared to the sales to the rest of Company's customers. Wal-Mart and J.C. Penney Company, Inc. combined accounted for over 40% of our consolidated net sales in fiscal 2007. If either one of these customers reduced or discontinued its product purchases from us, it would adversely affect our results of operations. Additionally, in recent years, several major department stores have experienced consolidation and ownership changes. In the future, retailers may undergo changes that could decrease the number of stores that carry our products, which could adversely affect our results.

Our success is also impacted by the financial results and success of our customers. If any of our major customers, or a substantial portion of our customers, generally, experiences a significant downturn in its business, fails to remain committed to our products or brands or realigns its affiliations with its suppliers or decides to purchase products directly from the manufacturer, then these customers may reduce or discontinue purchases from us which could have a material adverse effect on our business, results of operations and financial condition.
We are also subject to the buying plans of our customers, and if our customers do not inform us of changes in their buying plans until it is too late for us to make necessary adjustments to our product lines, we may be adversely affected. We do not have long-term contracts with our customers and sales normally occur on an order-by-order basis. As a result, customers can generally terminate their relationship with us at any time.

The footwear industry is highly competitive.
The accessory footwear product category in which we do most of our business is a highly competitive business. If we fail to compete effectively, we may lose market position. We operate in a relatively small segment of the overall footwear industry, supplying accessory footwear products. We believe that we are one of the world's largest marketers of accessory footwear products. However, this is a very small component of the overall footwear industry. In recent years, companies that are engaged in other areas of the footwear industry and apparel companies have begun to provide accessory footwear, and many of these competitors have substantially greater financial, distribution and marketing resources than we do. In addition, many of the retail customers for our products have sought to import competitive products directly from manufacturers in China and elsewhere for sale in their stores on a private label basis. The primary methods we use to compete in our industry include product design, product performance, quality, brand image, price, marketing and promotion and our ability to meet delivery commitments to retailers obtaining access to retail outlets. A major marketing or promotional success or a technical innovation by one of our competitors could adversely impact our competitive position.

Our business is subject to consumer preferences, and unanticipated shifts in tastes or styles could adversely affect our sales and results of operations.
The accessory footwear product industry is subject to rapid changes in consumer preferences. Our performance may be hurt by our competitors' product development, sourcing, pricing and innovation as well as general changes in consumer tastes and preferences. The accessory footwear product industry is also subject to sudden shifts in consumer spending, and a reduction in such spending could adversely affect our results of operations. Consumer spending may be influenced by the amount of the consumer's disposable income, which may fluctuate based on a number of factors, including general economic conditions, consumer confidence and business conditions. Further, consumer acceptance of new products may fall below expectations and may result in excess inventories or the delay of the launch of new product lines.

If we inaccurately forecast consumer demand, we may experience difficulties in handling consumer orders or liquidating excess inventories and results of operations may be adversely affected.

Our industry has relatively long lead times for the design and manufacture of products. Consequently, we must commit to production in advance of orders based on our forecast of consumer demands. If we fail to forecast consumer demand accurately, we may under- or over-source a product and encounter difficulty in handling customer orders or liquidating excess inventory and we may have to sell excess inventory at a reduced cost. Further, due to the fashion-oriented nature of our products, rapid changes in consumer preferences lead to an increased risk of inventory obsolescence. Write-downs of excess inventories have materially impaired our financial position in the past. While we believe we have successfully managed this risk in recent years and believe we can successfully manage it in the future, our operating results will suffer if we are unable to do so.

We rely on distribution centers to store and distribute our products and if there is a natural disaster or other serious disruption in any of these facilities or methods of transport, we may be unable to effectively deliver products to our customers.

We rely on our own distribution center in San Angelo, Texas and through the end of fiscal 2007, a Fargeot distribution center in Thiviers, France, as well as a third-party logistics provider located in California to store our products prior to distribution to our customers. A natural disaster or other serious disruption at these facilities due to fire, earthquake, flood, terrorist attack, or any other cause could damage a portion of our inventory or impair our ability to timely deliver our products to our customers and could negatively impact our operating results. Although we have insured our warehoused inventory at its wholesale value, our insurance does not protect against losses due to transport difficulties, cancelled orders or damaged customer relationships that could result from a major disruption at our distribution facilities.

Further, we are dependent on methods of transport to move our products to and from these facilities. Circumstances may arise where we are unable to find available or reasonably priced shipping to the United States from our manufacturers in China or road and rail transport to our customers in the United States and Canada. If methods of transport are disrupted or if costs increase sharply or suddenly, due to the recent price increases of oil in the world markets or other inflationary pressures, we may not be able to affordably or timely deliver our products to our customers and our results of operations may be adversely affected.

The seasonal nature of our business makes management more difficult, and severely reduces cash flow and liquidity during certain parts of the year.

Our business is highly seasonal and much of the results of our operations are dependent on strong performance during the last six months of the calendar year, particularly the holiday selling season. The majority of our marketing and sales activities takes place at industry market week and trade shows in the spring and fall. Our inventory is largest in the early fall to support our customers' requirements for the fall and holiday selling seasons. Historically, our cash position is strongest in the last six months of the calendar year. Unfavorable economic conditions affecting retailers during the fall and through the holidays in any year could have a material adverse effect on the results of our operations for the year. Although our new business initiatives are focused on adding seasonal balance to our business, we can offer no assurance that the seasonal nature of our business will change in the future.

We must satisfy minimum covenants regarding our financial condition in order to be able to borrow under our current unsecured credit facility with The Huntington National Bank.

Our current unsecured credit facility with The Huntington National Bank contains certain minimum covenants regarding our financial condition and financial performance. We have remained in compliance with all of these covenants since we entered into the facility on March 29, 2007, and we believe that we will continue to comply with these covenants throughout the remainder of the term of the credit facility agreement.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

Our principal market risk exposure relates to the impact of changes in short-term interest rates that may result from the floating rate nature of the Company's unsecured Revolving Credit Agreement (the "New Facility") with The Huntington National Bank. At June 30, 2007, we had no borrowings outstanding under the New Facility. However, based on projected borrowings for the next 12-month period and assuming that interest rates were to increase or decrease by 100 basis points, we estimate that interest expense would increase or decrease by approximately $8 thousand on an annualized basis. Currently, we do not hedge our exposure to floating interest rates.

Market Risk Sensitive Instruments – Foreign Currency

Substantially all of our sales were conducted in North America and denominated in U.S. Dollars during fiscal 2007. For any significant sales transactions denominated in other than U.S. Dollars, we have generally followed the practice of hedging against currency exposure on a short-term basis, using foreign exchange contracts as a means to protect our operating results from adverse currency fluctuations. At the end of fiscal 2007, at the end of the 2006 transition period and at the end of fiscal 2005, the Company did not have any such foreign exchange contracts outstanding.

	June 30, 2007	July 1, 2006	December 31, 2005
		(in thousands)	
ASSETS			
Current assets:			
Cash and cash equivalents	**$18,207**	$ 988	$ 3,529
Accounts receivable:			
Trade (less allowance for doubtful receivables, returns and promotions of $2,190, $2,180, and $14,002, respectively)	**6,753**	6,547	11,706
Other	**107**	136	314
Inventory	**14,639**	25,977	19,081
Deferred tax assets – current	**6,243**	—	—
Prepaid expenses	**949**	1,141	1,361
Assets held for disposal	**2,788**	20	75
Total current assets	**49,686**	34,809	36,066
Property, plant, and equipment, at cost	**9,294**	11,214	11,017
Less accumulated depreciation and amortization	**7,039**	8,795	8,646
Net property, plant, and equipment	**2,255**	2,419	2,371
Deferred tax assets – noncurrent	**8,404**	—	—
Other assets	**3,183**	3,216	3,394
Total assets	**$63,528**	$40,444	$41,831
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term notes payable	**$ 2,200**	$ 2,200	$ 2,537
Current installments of long-term debt	**78**	395	446
Accounts payable	**7,443**	9,085	4,996
Accrued expenses	**3,412**	7,136	7,369
Liabilities associated with assets held for disposal	**2,357**	—	—
Total current liabilities	**15,490**	18,816	15,348
Accrued retirement cost, excluding current liability	**11,053**	11,531	13,942
Long-term debt, excluding current installments	**272**	439	533
Other	**498**	662	899
Total liabilities	**27,313**	31,448	30,722
Shareholders' equity:			
Preferred shares, $1 par value per share. Authorized 3,775 Class A shares, 225 Series I Junior Participating Class A shares, and 1,000 Class B shares; none issued	**—**	—	—
Common shares, $1 par value per share. Authorized 22,500 shares; issued and outstanding 10,352, 10,017, and 9,920 shares, respectively (excluding treasury shares of 1,000, 969, and 910, respectively)	**10,352**	10,017	9,920
Additional capital in excess of par value	**14,546**	13,192	13,041
Accumulated other comprehensive loss	**(3,968)**	(4,353)	(6,191)
Retained earnings (deficit)	**15,285**	(9,860)	(5,661)
Total shareholders' equity	**36,215**	8,996	11,109
Total liabilities and net shareholders' equity	**$63,528**	$40,444	$41,831

See accompanying notes to consolidated financial statements.

Fiscal year ended June 30, 2007, six months ended July 1, 2006, and fiscal years ended December 31, 2005 and January 1, 2005.

	2007	2006	2005	2004
	(in thousands, except per share data)			
Net sales	**$105,332**	$28,455	$97,646	$ 96,275
Cost of sales	**63,561**	16,295	54,515	60,053
Gross profit	**41,771**	12,160	43,131	36,222
Selling, general, and administrative expenses	**30,367**	13,886	33,217	38,344
Gain on sale of land	**(878)**	—	—	—
Restructuring and asset impairment charges	**179**	2,556	1,619	17,341
Operating profit (loss)	**12,103**	(4,282)	8,295	(19,463)
Other income	**146**	130	385	419
Interest income	**473**	33	—	—
Interest expense	**(639)**	(147)	(838)	(1,227)
Income (loss) from continuing operations, before income tax	**12,083**	(4,266)	7,842	(20,271)
Income tax expense (benefit)	**(13,652)**	—	112	116
Earnings (loss) from continuing operations	**$ 25,735**	$ (4,266)	$ 7,730	$(20,387)
Earnings (loss) from discontinued operations, net of income taxes (including a $1,240 impairment loss on assets in 2007)	**(590)**	67	318	522
Net earnings (loss)	**$ 25,145**	$ (4,199)	$ 8,048	$(19,865)
Earnings (loss) per common share: continuing operations				
Basic	**$ 2.55**	$ (0.43)	$ 0.78	$ (2.07)
Diluted	**$ 2.46**	$ (0.43)	$ 0.76	$ (2.07)
Earnings (loss) per common share: discontinued operations				
Basic	**$ (0.06)**	$ 0.01	$ 0.03	$ 0.05
Diluted	**$ (0.06)**	$ 0.01	$ 0.03	$ 0.05
Net earnings (loss) per common share				
Basic	**$ 2.49**	$ (0.42)	$ 0.82	$ (2.02)
Diluted	**$ 2.40**	$ (0.42)	$ 0.79	$ (2.02)
Average number of shares outstanding				
Basic	**10,089**	9,961	9,869	9,839
Diluted	**10,462**	9,961	10,148	9,839

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

R.G. Barry Corporation and Subsidiaries

Fiscal year ended June 30, 2007, six months ended July 1, 2006, and fiscal years ended December 31, 2005 and January 1, 2005.

	Common shares	Additional capital in excess of par value	Deferred compen-sation	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Net shareholders' equity
			(in thousands)			
Balance at January 3, 2004	$ 9,834	$12,851	$ (84)	$(3,370)	$ 6,156	$ 25,387
Comprehensive loss:						
Net loss	—	—	—	—	(19,865)	(19,865)
Other comprehensive loss:						
Foreign currency translation adjustment	—	—	—	(14)	—	(14)
Pension liability adjustment	—	—	—	(597)	—	(597)
Total comprehensive loss	—	—	—	—	—	$(20,476)
Amortization of deferred compensation	—	—	65	—	—	65
Stock options exercised	2	—	—	—	—	2
Balance at January 1, 2005	$ 9,836	$12,851	$ (19)	$(3,981)	$(13,709)	$ 4,978
Comprehensive income:						
Net earnings	—	—	—	—	8,048	8,048
Other comprehensive loss:						
Foreign currency translation adjustment	—	—	—	(205)	—	(205)
Pension liability adjustment	—	—	—	(2,005)	—	(2,005)
Total comprehensive income	—	—	—	—	—	5,838
Amortization/adjustment of deferred compensation	—	(16)	19	—	—	3
Stock options exercised	84	206	—	—	—	290
Balance at December 31, 2005	$ 9,920	$13,041	$ —	$(6,191)	$ (5,661)	$ 11,109
Comprehensive loss:						
Net loss	—	—	—	—	(4,199)	(4,199)
Other comprehensive income:						
Foreign currency translation adjustment	—	—	—	88	—	88
Pension liability adjustment	—	—	—	1,750	—	1,750
Total comprehensive loss	—	—	—	—	—	$ (2,361)
Stock-based compensation expense	—	195	—	—	—	195
Stock options exercised	97	(44)	—	—	—	53
Balance at July 1, 2006	$10,017	$13,192	$ —	$(4,353)	$ (9,860)	$ 8,996
Comprehensive income:						
Net earnings	—	—	—	—	25,145	25,145
Other comprehensive income:						
Foreign currency translation adjustment	—	—	—	138	—	138
Pension liability adjustment	—	—	—	407	—	407
Total comprehensive income	—	—	—	—	—	25,690
Effect, net of tax, of applying SFAS 158	—	—	—	(160)	—	(160)
Stock-based compensation expense	—	621	—	—	—	621
Stock options exercised	335	733	—	—	—	1,068
Balance at June 30, 2007	$10,352	$14,546	$ —	$(3,968)	$ 15,285	$ 36,215

See accompanying notes to consolidated financial statements.

Fiscal year ended June 30, 2007, six months ended July 1, 2006, and fiscal years ended December 31, 2005 and January 1, 2005.

	2007	2006	2005	2004
	(in thousands)			
Operating activities:				
Net earnings (loss)	**$ 25,145**	$(4,199)	$ 8,048	$(19,865)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	**560**	239	590	1,336
Deferred income tax and valuation adjustment expense	**(14,593)**	—	—	—
Impairment non-cash losses	**1,240**	—	—	7,156
(Gain) loss on disposal of property, plant and equipment	**(839)**	53	185	27
Amortization of deferred compensation	**—**	—	3	65
Stock-based compensation expense	**621**	195	—	—
Changes in:				
Accounts receivable	**(2,016)**	5,405	(2,061)	(2,908)
Inventory	**9,795**	(6,808)	846	12,778
Prepaid expenses and other assets	**116**	458	246	836
Accounts payable	**(426)**	4,040	(114)	(2,617)
Accrued expenses	**(3,143)**	(261)	1,025	(972)
Accrued retirement cost, net	**(231)**	(662)	(2,366)	1,235
Other liabilities	**(164)**	(237)	(223)	166
Net cash provided by (used in) operating activities	**16,065**	(1,777)	6,179	(2,763)
Investing activities:				
Purchase of property, plant, and equipment	**(633)**	(326)	(478)	(122)
Proceeds from disposal of property, plant, and equipment	**890**	3	7	965
Net cash provided by (used in) investing activities	**257**	(323)	(471)	843
Financing activities:				
Additions to short-term and long-term debt	**—**	—	495	2,538
Repayments of short-term and long-term debt	**(277)**	(514)	(3,914)	(1,683)
Proceeds from shares issued	**1,137**	53	290	2
Net cash provided by (used in) financing activities	**860**	(461)	(3,129)	857
Effect of exchange rates on cash	**37**	19	(8)	9
Net increase (decrease) in cash and cash equivalents	**17,219**	(2,542)	2,571	(1,054)
Cash and cash equivalents at beginning of the period	**988**	3,529	958	2,012
Cash and cash equivalents at end of the period	**$ 18,207**	$ 988	$ 3,529	$ 958
Supplemental cash flow disclosures:				
Interest paid	**$ 684**	$ 138	$ 888	$ 1,199
Income taxes paid, net	**$ 742**	$ 132	$ —	$ 28

See accompanying notes to consolidated financial statements.

(dollar amounts in thousands, except per share data)

1 Summary of Significant Accounting Policies

a. Principal Business Activity

R. G. Barry Corporation, an Ohio corporation, is engaged, with its subsidiaries for the applicable periods, in designing, purchasing, marketing and distributing accessory footwear products. The Company defines accessory footwear as a product category that encompasses primarily slippers, sandals, hybrid and active fashion footwear and slipper socks. Its products are sold predominantly in North America through department stores, chain stores and mass merchandising channels of distribution. Unless the context otherwise requires, references in these notes to consolidated financial statements to the "Company" refer to R.G. Barry Corporation and its consolidated subsidiaries when applicable.

On June 18, 2007, R.G. Barry Corporation's Board of Directors approved a plan to sell its 100% ownership in Escapade, S.A. and its Fargeot et Compagnie, S.A subsidiary (collectively, "Fargeot"). As a result of this action and consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144"), the results of operations for Fargeot have been reported as discontinued operations for the periods reported in the Company's Consolidated Statements of Operations. Furthermore, the assets and liabilities related to these discontinued operations have been reclassified to current assets held for disposal and current liabilities associated with assets held for disposal in the Company's Consolidated Balance Sheet as of June 30, 2007. Fargeot's business was the only business reported in the Company's Barry Comfort Europe operating segment. The sale of Fargeot was completed on July 20, 2007, as further detailed in Note 16.

Unless otherwise indicated, all references to assets, liabilities, revenues and expenses in these notes to consolidated financial statements reflect continuing operations and exclude discontinued operations with respect to the sale of Fargeot.

The Company's reporting period is either a fifty-two or fifty-three-week period ("fiscal year"), ending now annually on the Saturday nearest June 30. For definitional purposes, as used herein, the terms listed below include the respective periods noted:

Fiscal 2008	52 weeks ending June 28, 2008
Fiscal 2007	52 weeks ended June 30, 2007
2006 transition period	26 weeks ended July 1, 2006
2005 twenty-six-week period	26 weeks ended July 2, 2005
Fiscal 2005	52 weeks ended December 31, 2005
Fiscal 2004	52 weeks ended January 1, 2005

As previously reported, on May 17, 2006, the Board of Directors of R.G. Barry Corporation approved a change in the Company's fiscal year-end to the Saturday nearest June 30 from the Saturday nearest December 31. This change aligned the Company's fiscal year more closely with the seasonal nature of its business. Accordingly, the Company presented audited consolidated financial statements for the 2006 transition period. For comparative purposes, unaudited condensed results of operations data for the comparable 2005 twenty-six-week period are presented below. This comparative view has been adjusted to reflect the effect of the sale of Fargeot, the results of operations of which have been accounted for as discontinued operations.

	2006 transition period	2005 twenty-six week period
Net sales	$28,455	$28,634
Gross profit	12,160	13,052
Loss from continuing operations	(4,266)	(1,193)
Income tax expense	—	—
Earnings from discontinued operations	67	179
Net loss	(4,199)	(1,014)
Loss per common share – continuing operations:		
Basic	$ (0.43)	$ (0.12)
Diluted	$ (0.43)	$ (0.12)
Earnings per common share – discontinued operations:		
Basic	$ 0.01	$ 0.02
Diluted	$ 0.01	$ 0.02
Net loss per common share:		
Basic	$ (0.42)	$ (0.10)
Diluted	$ (0.42)	$ (0.10)

b. **Principles of Consolidation**

The consolidated financial statements ("financial statements") include the accounts of the Company. All inter-company balances and transactions have been eliminated in consolidation. Minority interest of 20% related to Fargeot existed through the end of November 2004.

c. **Use of Estimates**

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), and accordingly, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

d. **Cash and Cash Equivalents**

Cash includes deposits with banks and other financial institutions, which are accessible at any time without prior notice or penalty. Cash equivalents include investments with original maturities of three months or less.

e. **Inventory**

Inventory is valued at the lower of cost or market as determined on the first-in, first-out (FIFO) basis, see Note 2.

f. **Depreciation and Amortization**

Depreciation and amortization expense has been computed using the straight-line method over the estimated useful lives of the assets.'

g. **Trademarks, Patents and Licensing Agreements**

The Company incurs costs in obtaining and perfecting trademarks and patents related to its products and production-related processes. These costs are generally amortized over a period subsequent to acquisition not to exceed five years. Licensing fees paid to acquire rights to any trademark are amortized over the base term of the related licensing agreement.

(dollar amounts in thousands, except per share data)

h. Revenue Recognition

The Company recognizes revenue when the following criteria are met:

- goods are shipped from its warehouses and other third-party distribution locations, at which point the Company's customers take ownership and assume risk of loss;
- collection of the relevant receivable is probable;
- persuasive evidence of an arrangement exists; and
- the sales price is fixed or determinable.

In certain circumstances, the Company sells goods to its customers under special arrangements, which essentially provide for return privileges, as well as discounts, promotions and other sales incentives. When selling under these special arrangements, the Company reduces its measurement of revenue by the estimated cost of potential future returns and allowable retailer promotions and sales incentives. The Company bases its estimates for sales returns and promotions and sales incentive allowances on current and historical trends and experience.

i. Distribution and Warehousing Costs

Distribution and warehousing costs for finished product, including occupancy costs, are classified within selling, general and administrative expenses in the Consolidated Statements of Operations. These costs amounted to $6,324, $2,930, $7,670, and $11,328, for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, respectively.

j. Advertising and Promotion

The Company uses a variety of programs to advertise and promote the sale of its products and has expensed the costs of these programs as incurred. For fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, advertising and promotion expenses of $2,887, $256, $2,182 and $1,928, respectively, have been reported in selling, general and administrative expenses in the Consolidated Statements of Operations.

k. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, the Company's management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income. Management considers the scheduled reversal of deferred items, projected future taxable income and tax planning strategies in making this assessment.

l. Per-Share Information

Basic earnings or loss per common share is based on the weighted average number of common shares outstanding during each reporting period. Diluted earnings per common share are based on the weighted average number of common shares outstanding, as well as, when their effect is dilutive, potential common shares consisting of certain common shares subject to stock options and restricted stock units. Diluted loss per common share does not include the impact of potential common shares due to the antidilutive effect of these instruments.

m. Comprehensive Income (Loss)

Comprehensive income (loss) consists of net earnings (loss), foreign currency translation adjustments and pension liability adjustments and is presented in the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss).

n. Translation of Foreign Currency Financial Statements

Assets and liabilities of foreign operations have been translated into U.S. dollars at the applicable rates of exchange in effect at the end of each period. Revenues, expenses and cash flows have been translated at the applicable weighted average rates of exchange in effect during each period.

o. Shareholders' Equity

The 2005 Long-Term Incentive Plan (the "2005 Plan"), approved by the shareholders of R.G. Barry Corporation in May 2005, is the only equity-based compensation plan under which future awards may be made to employees of the Company and non-employee directors of R.G. Barry Corporation other than the employee stock purchase plan in which employees of the Company may participate, as described in further detail in Note 10. The Company's previous equity-based compensation plans remained in effect with respect to the then outstanding awards following the approval of the 2005 Plan. The Company adopted SFAS No. 123 (revised), *"Shared-Based Payment,"* ("SFAS 123R") effective January 1, 2006. SFAS 123R requires the recognition of the fair value of stock-based compensation in the results of operations. The Company recognizes the stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. All of the stock-based compensation is accounted for as an equity instrument. Prior to January 1, 2006, the Company followed Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, including FASB Interpretation No. 44, *"Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25"* in accounting for employee stock options.

The Company elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. The unrecognized expense of awards not yet vested at the date of adoption will be recognized in the Company's results of operations in the periods after the date of the adoption using the same valuation method, Black-Scholes, and assumptions determined under the original provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* ("SFAS 123").

In fiscal 2007, the Company awarded incentive stock options ("ISOs") and restricted stock units ("RSUs") to certain employees of the Company and RSUs to the non-employee directors of R.G. Barry Corporation, as permitted in the 2005 Plan. All stock options granted under the 2005 Plan and other previous plans, as described further in Note 10, are exercisable for periods of up to 10 years from the date of grant at prices not less than the fair market value of the underlying common shares at the date of grant.

Under the provisions of SFAS 123R, the Company recorded, as part of selling, general and administrative expenses, $621 of stock-based compensation expense for fiscal 2007. Approximately $114 of the total stock-based compensation expense incurred during fiscal 2007 was associated with stock-based awards granted prior to adopting SFAS 123R; $507 of the total stock-based compensation expense was related to ISOs, nonqualified stock options ("NQs") and RSUs granted since the Company implemented SFAS 123R. See further details in Note 10.

Prior to fiscal 2007, the Company did not recognize a tax benefit related to the stock-based compensation expense because the Company had established a valuation allowance against its net deferred tax assets. In the second quarter of fiscal 2007, the Company reversed this valuation allowance and has recognized tax benefits associated with stock-based compensation expense for fiscal 2007. Stock-based compensation expense for awards granted prior to adopting SFAS 123R is recognized over the requisite service period for each separately vesting portion (or tranche) of the award as if the award is, in substance, multiple awards. Stock-based compensation expense for awards granted after adopting SFAS 123R is recognized over the requisite service period for the entire award (for attribution purposes, the award is treated as though it were subject to cliff vesting). This recognition, under SFAS 123R, is subject to the requirement that the cumulative amount of stock-based compensation expense recognized at any point in time must at least be equal to the portion of the grant-date fair value of the award that is vested at that date.

We utilized the Black-Scholes valuation model for estimating the fair value of the stock-based compensation granted after the adoption of SFAS 123R. The per-share, weighted-average fair values of the ISOs and RSUs, granted in December 2006, and RSUs granted in May 2007 were $4.02, $7.25 and $10.50, respectively. The per-share, weighted-average fair values of the NQs and RSUs granted during the 2006 transition period were $3.64, and $6.18, respectively. The per-share, weighted-average fair values of stock-based awards granted, which included ISOs and NQs, during fiscal 2005 and fiscal 2004 were $1.95 and $1.14, respectively, on the date of the grant.

(dollar amounts in thousands, except per share data)

Key assumptions under the Black-Scholes model for fiscal 2007, the 2006 transition period and fiscal 2005 included:

	2007	2006	2005
Expected dividend yield	0%	0%	0%
Expected volatility	60%	60%	60%
Risk-free interest rate	4.6%	4.5%	3.75%
Expected life – ISO grants	5 years	5 years	5 years
Expected life – NQ grants	5 years	3–5 years	3–5 years

The dividend yield of zero is based on the fact that R.G. Barry Corporation has no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of R.G. Barry Corporation's common shares over the period commensurate with the expected life of the stock options. The risk-free interest rate is derived from the five-year U.S. Treasury Bill rate in effect on the date of the grant. The expected life calculation is based on the observed and expected time to post-vesting exercise. Forfeitures of stock options are based on observed and anticipated future rates of forfeitures by employees of the Company and non-employee directors of R.G. Barry Corporation.

SFAS 123R requires the Company to present pro forma information for the comparative period prior to adoption as if the Company had accounted for all stock options under the fair value method of SFAS 123. Had the Company elected to recognize stock-based compensation expense based on the fair value of the stock options granted at the grant date as prescribed by SFAS 123, the Company's net earnings (loss) for fiscal 2005 and fiscal 2004 would have been the following:

	2005	2004
Net earnings (loss), as reported:	$8,048	$(19,865)
Add: stock-based employee compensation expense included in reported net earnings (loss)	3	65
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(605)	(745)
Pro forma	$7,446	$(20,545)
Net earnings (loss) per common share:		
Basic – as reported	$ 0.82	$ (2.02)
Basic – pro forma	$ 0.76	$ (2.09)
Diluted – as reported	$ 0.79	$ (2.02)
Diluted – pro forma	$ 0.74	$ (2.09)

Total compensation cost of stock options granted but not yet vested as of June 30, 2007 was approximately $793, of which $45 relates to the compensation cost for stock-based awards granted prior to the adoption of SFAS 123R and $748 relates to the compensation cost for stock-based awards issued after the adoption of SFAS 123R. The Company expects to recognize the total compensation cost over the weighted average period of approximately 2 years.

p. Fair Value of Financial Instruments

Cash, cash equivalents, accounts receivable, accounts payable and accrued expenses, as reported in the Consolidated Financial Statements, approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company's long-term debt is disclosed in Note 5.

q. **Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of**

In accordance with SFAS 144, long-lived assets, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the Consolidated Balance Sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. These assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the Consolidated Balance Sheet.

r. **Allowances Granted to Resellers**

Emerging Issues Task Force ("EITF") Issue No. 01-9, *"Accounting for Consideration given by a Vendor to a Customer (including a Reseller of the Vendor's Products),"* addresses whether consideration from a vendor to a reseller of the vendor's products is an adjustment of the selling prices of the vendor's products and, therefore, a reduction of sales or a cost incurred by the vendor for assets or services received from the reseller and, therefore, a cost or an expense. Application of this EITF pronouncement resulted in a reduction of the Company's net sales of approximately $11,027, $984, $9,538 and $10,464 for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, respectively.

s. **Duty Acceleration Costs Recognition**

The Company discontinued its manufacturing operations in Mexico during the first quarter of fiscal 2004. In fiscal 2004, the Company recognized as an asset impairment loss the unamortized balance of $2,694, which represented the remaining balance of the costs associated with the agreement to pay two consulting firms for their successful efforts in eliminating duties imposed on slippers imported from Mexico. The last quarterly installment of this obligation was paid on December 1, 2005.

t. **Interest and Penalties Associated with Income Tax**

The Company's policy is to recognize and classify any interest and penalties associated with an income tax authority assertion of the Company's income tax liabilities as part of its reported income tax expense.

u. **Recently Issued Accounting Standards**

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement 109."* This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier adoption of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. This Interpretation will be effective for the Company's fiscal 2008. The Company does not expect the application of the provisions of this Interpretation to have a significant impact on the Company's financial position or results of operations.

In September 2006, the FASB released SFAS No. 157, *"Fair Value Measurements."* This standard becomes effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. Earlier application is encouraged, provided financial statements have not yet been issued for that fiscal year, including financial statements for an interim period within that fiscal year. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Company's fiscal year beginning on June 29, 2008. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. The Company does not expect the application of the provisions of SFAS No. 157 to have a significant effect on its financial position or its results of operations.

(dollar amounts in thousands, except per share data)

In September 2006, the FASB released SFAS No. 158, Employers' *"Accounting for Defined Benefit Pension and Other Postretirement Plans"*—an amendment of FASB Statements No. 87, 88, 106, and 132 (R), ("SFAS 158"). SFAS 158 revises the measurement approach to net pension funded status by changing pension liability measurement to a projected view based on estimated future pay levels used to determine ultimate pension benefits to be paid, as opposed to the use of current pay levels to estimate the pension liability. This change impacts the funded status measurement of pension plans. SFAS 158 requires the funded status as measured to be reflected entirely in the balance sheet and eliminates alternative footnote presentations of this status. Impacts from reflecting the full pension funding status in our financial position has been reflected as comprehensive gain or loss within the equity section of our consolidated balance sheet. Further changes include the elimination of intangible pension assets and the requirement to base pension plan measurements as of the fiscal year end date, and eliminates any alternative choice of measurement date that existed under prior standards.

Under SFAS 158, reporting changes were implemented on a prospective basis as of the end of our fiscal 2007. The change of measurement date is required for fiscal years ending after December 15, 2008, with earlier adoption permitted. Since our pension plans are substantially frozen, there is no significant difference in the measurement of pension liability under SFAS No. 158 and the former governing standards in SFAS No. 87, Employers' Accounting for Pensions. The application of SFAS 158 did not have a significant effect on our consolidated balance sheet presentation at the end of fiscal 2007.

In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* ("SAB 108"). SAB 108 provides guidance on quantifying financial statement misstatements and requires a company to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material. The Company adopted SAB 108 at the end of fiscal 2007. Adoption of SAB 108 had no material impact on the Company's financial position or results of operations.

v. Reclassifications

Certain prior-year amounts have been reclassified to conform with the current year presentation.

2 Inventory

Inventory by category at June 30, 2007, July 1, 2006 and December 31, 2005 consisted of the following:

	2007	2006	2005
Raw materials	**$ 158**	$ 724	$ 700
Work in process	**—**	174	145
Finished goods	**14,481**	25,079	18,236
Total inventory	**$14,639**	$25,977	$19,081

Inventory is presented net of raw materials write-downs of $24, $26 and $71 at the end of fiscal 2007, the 2006 transition period and fiscal 2005, respectively, and finished goods write-downs of $168, $437 and $1,358 at the end of the same reporting periods, respectively. Write-downs, recognized as a part of cost of sales, amounted to $1,246, $358, $1,644 and $2,092 in fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, respectively.

3 Property, Plant, and Equipment

Property, plant, and equipment at cost at June 30, 2007, July 1, 2006 and December 31, 2005 consisted of the following:

	2007	2006	2005	Estimated life in years
Land and improvements	**$ 392**	$ 424	$ 422	5–15
Buildings and improvements	**2,946**	3,289	3,239	5–45
Machinery and equipment	**5,108**	6,634	6,513	2–10
Leasehold improvements	**847**	817	817	2–6
Construction in progress	**1**	50	26	
Total property, plant, and equipment	**$9,294**	$11,214	$11,017	

4 Intangible Trademark, Patent Assets, and Licensing Fees

Intangible trademark and patent assets included the following at June 30, 2007, July 1, 2006 and December 31, 2005:

	2007	2006	2005
Trademarks, patents, and licensing fees, at cost	**$ 873**	$ 392	$ 382
Less accumulated amortization	**(261)**	(199)	(164)
Trademarks, patents, and licensing fees, net	**$ 612**	$ 193	$ 218

The Company recognized trademark, patent and licensing fee amortization expense of $70, $35, $64 and $75 in fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, respectively, and reported that expense as part of selling, general and administrative expenses.

During the first quarter of fiscal 2004 and as a result of its decision to discontinue manufacturing activities, the Company recognized $194 in impairment loss on remaining unamortized manufacturing-related patent costs, where no future benefit existed.

Based on the Company's amortization methods, remaining net trademark, patent and licensing fee costs will be recognized as amortization expense of $189, $175, $160, $79 and $9 in each of the next 5 years, respectively. The Company would accelerate the expensing of these costs should circumstances change and an impairment condition be determined for trademarks or patents that have a remaining value.

5 Short-term Notes Payable and Long-term Debt

The Company's two-year, asset-based committed facility (the "CIT ABL Facility"), underwritten by The CIT Group/Commercial Services, Inc. ("CIT"), expired on March 31, 2007 and was replaced by a new unsecured credit agreement as described in further detail below. Through the expiration of the CIT ABL Facility, the Company satisfied all the applicable financial covenants under the CIT ABL Facility.

The interest rate payable on the CIT ABL Facility was the JPMorgan Chase Bank prime rate plus 0.5%. Each month when our borrowing needs required inclusion of a $3,500 overformula in the Borrowing Base, as defined in the CIT ABL Facility, the interest rate would increase by 0.5%. During fiscal 2007, the Company did not have to use any of the $3,500 overformula. The CIT ABL Facility also included an unused line fee of 0.5% per annum, payable monthly, charged on the unused portion of the $3,500 overformula. During fiscal 2007, the Company incurred unused line fees of approximately $109 with respect to the ABL CIT Facility.

As of March 29, 2007, the date the Company terminated the CIT ABL Facility, there was approximately $17,400 available under that facility.

(dollar amounts in thousands, except per share data)

On March 29, 2007, the Company entered into an unsecured Revolving Credit Agreement (the "New Facility") with The Huntington National Bank ("Huntington"). The New Facility replaced the CIT ABL Facility discussed above. Under the terms of the New Facility, Huntington is obligated to advance the Company funds for a period of three years in the following amounts:

Year 1 $20,000 from July to December; $5,000 from January to June;

Year 2 $16,000 from July to December; $5,000 from January to June; and

Year 3 $12,000 from July to December; $5,000 from January to June

The termination and maturity date of the New Facility is March 31, 2010, but it may be extended for one-year periods upon the agreement of the Company and Huntington. Under the terms of the New Facility, the Company is required to satisfy certain financial covenants, including (a) satisfying a minimum fixed charge coverage ratio test of not less than 1.25 to 1.0, which is calculated quarterly on a trailing 12-month basis, and (b) maintaining a consolidated net worth of at least $29 million, increased annually by an amount equal to 50% of our consolidated net income subsequent to June 30, 2007. Further, the New Facility must be rested for at least 30 consecutive days beginning on February 1st of each year and borrowings under the New Facility may not exceed 80% of the Company's eligible accounts receivable and 50% of its eligible inventory at any given time. The interest rate on the New Facility is a variable rate equal to LIBOR plus 1.20%.

Additionally, the Company agreed to pay a quarterly fee for any unused amount of the New Facility equal to 1/4% of the average unused balance of the New Facility, a commitment fee of $5, which was due at closing, and an annual facility fee of $2.5 due on the last day of each March commencing March 31, 2008. From March 29, 2007 through June 30, 2007, the Company incurred unused line fees of approximately $3. At the end of fiscal 2007, the Company had $5,000 available under the New Facility.

On April 16, 2007, the Company and Huntington entered into a First Modification of the New Facility (the "First Modification"). The First Modification adds a new section to the New Facility and provides that Huntington will issue on behalf of the Company letters of credit with a maximum aggregate face value of up to $1,500. The aggregate dollar amount of outstanding letters of credit will be counted against the amount Huntington is obligated to advance under the New Facility. No other changes or modifications were made to the New Facility.

At June 30, 2007, short-term notes payable of $2,200 consisted exclusively of the borrowings against the cash surrender value of certain life insurance policies with an interest rate of 3.25%, as discussed further in Note 13.

No short-term indebtedness was outstanding under the New Facility at June 30, 2007. The interest rate applicable to the New Facility at June 30, 2007 was 1.20% over LIBOR, or 6.52%.

No short-term indebtedness was outstanding under the CIT ABL Facility at July 1, 2006. The interest rate applicable to the CIT ABL Facility at July 1, 2006 was .5% over prime, or 8.75%.

At December 31, 2005, short-term notes payable of $2,537 consisted of $2,200 short-term borrowings against the cash surrender value of certain life insurance policies with an interest rate of 3.25%, as discussed further in Note 13, and $337 under an unsecured bank overdraft arrangement carried by the French banks of Fargeot with an average rate of 3.27%. No short-term indebtedness was outstanding under the CIT ABL Facility at December 31, 2005. The interest rate applicable to the CIT ABL Facility at December 31, 2005 was 1% over prime, or 8.25%.

On August 11, 2005 (the "Effective Date"), the Company and the mother of the chairman entered into an agreement whereby she transferred all of her product designs and patent rights to the Company as of the Effective Date; and released all unpaid claims that would have accrued under a previous agreement and through the Effective Date, for the sum of $600. This amount is to be paid in 24 quarterly payments of $25 each. Since the mother of the chairman's death in February 2007, the Company has been making these quarterly payments to the successor trust designated by the mother of the chairman. The quarterly payments began on the Effective Date and have been and will be due and payable on the last business day of each and every October, January, April and July until the last business day in April 2011. On the Effective Date, the net present value of this obligation was computed at approximately $495, discounted at 7%, and this amount was charged to earnings. As of June 30, 2007, the Company reported $78 of the then outstanding net present value amount as current installments of long-term debt and the remaining $272 as long-term debt.

The "Notes – Fargeot" listed in the table below represent notes issued in January 2000 by Fargeot. These notes require quarterly interest and principal payments, which commenced in 2000 and will end in 2009. The interest rate on these notes is set to Euribor plus 1% on a quarterly basis; at June 1, 2006, the average interest rate on these notes was 5.5%. At June 30, 2007, there were $230 outstanding reflecting current installments of long-term debt of Fargeot. In fiscal 2007, this amount is included as part of the liabilities associated with assets held for disposal as further described in Note 16.

The fair value of the Company's long-term debt is based upon the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowings with similar terms. The fair value of the Company's long-term debt approximated its carrying value at the end of fiscal 2007, the 2006 transition period and fiscal 2005.

Long-term debt at June 30, 2007, July 1, 2006 and December 31, 2005 consisted of the following:

	2007	2006	2005
Notes – Fargeot	$ —	$411	$520
Other note	350	423	459
	$350	$834	$979
Less current installments	78	395	446
Long-term debt, excluding current installments	$272	$439	$533

The aggregate minimum principal maturities of the long-term debt for each of the next five years following June 30, 2007 are as follows:

2008	$ 78
2009	84
2010	91
2011	97
2012	—
	$350

The New Facility places no restrictions on the ability of R. G. Barry Corporation to pay cash dividends. The Company has not paid cash dividends since 1981 and has no current intention to pay cash dividends.

6 Lease Commitments

The Company occupies certain distribution and office sales facilities and uses certain equipment under cancelable and noncancelable operating lease arrangements. A summary of the noncancelable operating lease commitments at June 30, 2007 is as follows:

2008	$ 564
2009	414
2010	330
2011	137
2012	—
	$1,445

Substantially all of these operating lease agreements are renewable for periods of 3 to 5 years and require the Company to pay insurance, taxes and maintenance expenses. Rent expense under cancelable and noncancelable operating lease arrangements in fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, for continuing operations was $996, $544, $1,572 and $5,792, respectively.

(dollar amounts in thousands, except per share data)

7 Income Taxes

Income tax expense for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004 consisted of the following:

	2007	2006	2005	2004
Current expense:				
Federal	**$ 570**	$ —	$114	$ —
Foreign	**163**	34	—	123
State	**47**	—	—	—
	780	34	114	123
Deferred benefit	**$(14,593)**	$ —	$ —	$ —
Total expense (benefit)	**$(13,813)**	$ 34	$114	$123
Total expense (benefit) allocated to discontinued operations	**$ (161)**	$ 34	$ 2	$ 7
Total expense (benefit) on continuing operations	**$(13,652)**	$ —	$112	$116

The differences between income taxes computed by applying the statutory federal income tax rate (34% in fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004) and income tax expense (benefit) reported in the financial statements are:

	2007	2006	2005	2004
Computed "expected" tax expense (benefit)	**$ 3,853**	$(1,416)	$ 2,775	$(6,712)
State income taxes expense (benefit), net of federal income tax	**99**	(32)	454	(586)
Valuation allowance	**(17,792)**	1,456	(4,003)	7,479
Expiration of state net operating loss carryforward	**—**	—	472	—
Effect of liquidation of Mexico-based subsidiaries	**—**	—	303	—
Effect of IRS settlement	**338**	—	—	—
Effect of disposal of Fargeot	**(387)**	—	—	—
Other, net	**76**	26	113	(58)
Total expense (benefit)	**$(13,813)**	$ 34	$ 114	$ 123
Total expense (benefit) allocated to discontinued operations	**(161)**	34	2	7
Total expense (benefit) on continuing operations	**$(13,652)**	$ —	$ 112	$ 116

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below for the end of fiscal 2007, the 2006 transition period and fiscal 2005:

	2007	2006	2005
Deferred tax assets:			
Various current assets	**$ 1,037**	$ 956	$ 1,404
Certain accounting accruals, including self-insurance costs, vacation costs, and others	**532**	1,624	1,352
Property, plant, and equipment	**46**	—	—
Accrued pension costs	**2,048**	2,525	3,022
Pension liability adjustment	**2,436**	2,318	3,037
State net operating loss carryforward	**285**	359	524
U.S. Federal tax loss and alternative minimum tax credit carryforwards	**8,082**	9,836	8,644
Foreign-based subsidiaries liquidation – related future deductions	**805**	1,181	1,058
Total deferred tax assets	**$15,271**	$ 18,799	$ 19,041
Less valuation allowance	**(481)**	(18,273)	(18,429)
Deferred tax assets, net	**$14,790**	$ 526	$ 12
Deferred tax liabilities:			
Prepaid insurance	**143**	280	401
Property, plant, and equipment	—	246	211
Total deferred tax liabilities	**143**	526	612
Net deferred tax assets	**$14,647**	$ —	$ —

The net temporary differences incurred to date will reverse in future periods when the Company generates taxable earnings. The deferred tax assets result primarily from provisions in the U.S. income tax code, which require that certain accounting accruals be deferred until future years before those accruals are deductible for current income tax purposes. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* the Company originally recorded a valuation allowance reflecting the full reservation of the value of its deferred tax assets at the close of fiscal 2003, which ended on January 3, 2004. The Company's valuation allowance against its net deferred tax assets and net operating loss carryforwards at the end of the 2006 transition period was $18,273. The valuation allowance against deferred tax assets was maintained through the end of the first quarter of fiscal 2007. In the second quarter of fiscal 2007, the Company determined, based on the existence of sufficient positive evidence, represented primarily by three years of cumulative income before restructuring charges, that a valuation allowance against net deferred tax assets was no longer required because it was more likely than not that the Company's deferred tax assets will be realized in future periods. Accordingly, the full amount of the valuation allowance was reversed and recognized in the benefit reflected for the year. The Company believes that under its current operating model it will continue to generate taxable earnings from operations in the future.

As a result of the Company's new business model of outsourcing 100% of its product needs from third-party manufacturers, substantially all of which are located in China, the Company's former Mexican subsidiaries have been liquidated and have been de-registered from Mexico's tax revenue system. The Company will no longer be permanently reinvesting the earnings from these subsidiaries. In accordance with SFAS No. 109, *"Accounting for Income Taxes,"* gross deferred tax assets of approximately $1,181 were recorded in the 2006 transition period for future income tax deductions and were realized in fiscal 2007 as a result of liquidating the Mexican subsidiaries.

(dollar amounts in thousands, except per share data)

Based on the Company's decision to dispose of its ownership of Fargeot, the Company projected a capital loss tax benefit of $805. This loss is capital in nature, subject to expiration after five years as a carryforward item, with any realization permitted only by offset against future capital gains generated by the Company. Approximately $481 of this capital loss remains without any immediate offsetting capital gain expected at June 30, 2007. Accordingly, all of the $481 has been reserved through a valuation allowance established at June 30, 2007.

At the end of fiscal 2007, the 2006 transition period and fiscal 2005, there were approximately $23,209, $28,154 and $25,088, respectively, net operating loss carryforwards available for U.S. federal income tax purposes. Due to the deferred recognition of additional paid in capital ("APIC") created from excess tax benefits realized on the exercises of ISOs and NQs and vesting of RSUs, the net operating loss carryforwards, as measured in the Company's tax returns, are higher than those amounts considered for book purposes. SFAS 123R requires recognition of excess tax benefits as APIC only when cash payments on taxes are directly impacted. This timing will not occur until all net operating loss carryforwards are completely used to offset federal income tax expense. Accordingly, net operating loss carryforwards, as measured for tax return purposes, for fiscal 2007, the transition period 2006 and fiscal 2005 are $25,424, 28,611 and $25,088, respectively. Loss carryforwards in the U.S. are generally available for up to twenty years in the future. The loss carryforwards for U.S. federal income tax purposes are available and can be used to offset current year income, subject to alternative minimum corporate income tax rules, starting in fiscal 2007 and expiring through the end of fiscal 2026. The alternative minimum tax credit is eligible for indefinite carryforward treatment and will be recovered through future offset against tax liabilities, once the Company has fully utilized its net operating loss carryforwards.

On May 30, 2007, the Company entered into a Closing Agreement on Final Determination Covering Specific Matters (the "Closing Agreement") with the Commissioner of Internal Revenue (the "IRS"). As the Company has previously reported, the IRS had proposed certain adjustments relating to fiscal 2001 and 2002, which could have resulted in an additional tax obligation for the Company of up to approximately $4,000, plus interest. Substantially all of the proposed adjustments related to the timing of certain deductions taken during that period. The Closing Agreement settled all of the proposed adjustments in exchange for a payment by the Company of approximately $467. This payment was made in the fourth quarter of fiscal 2007. The Company recorded a charge to earnings of $338 in fiscal 2007 as a result of the settlement with the IRS.

8 Accrued Expenses

Accrued expenses at June 30, 2007, July 1, 2006 and December 31, 2005 consisted of the following:

	2007	2006	2005
Salaries and wages	**$2,327**	$1,039	$2,665
Income taxes	**47**	175	262
Other taxes	**123**	276	378
Restructuring costs	**—**	3,244	1,383
Current pension liabilities	**708**	2,148	2,637
Other	**207**	254	44
	$3,412	$7,136	$7,369

9 Employee Retirement Plans

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."* As required, we adopted this statement effective June 30, 2007. The following table provides a breakdown of the incremental effect of applying this statement on individual line items in the Consolidated Balance Sheet at June 30, 2007:

Incremental effect of applying SFAS No. 158	Before application of SFAS No. 158	Effect of applying SFAS No. 158	After application of SFAS No. 158
Assets:			
Deferred tax assets – noncurrent	$ 8,310	$ 94	$ 8,404
Other assets	3,337	(154)	3,183
Total assets affected	$ 11,647	$ (60)	$ 11,587
Liabilities and shareholders' equity			
Accrued retirement cost, excluding current liability	$(10,953)	$(100)	$(11,053)
Accumulated other comprehensive loss	3,808	160	3,968
Total liabilities and shareholders' equity affected	$ (7,145)	$ 60	$ (7,085)

Effective as of close of business day on March 31, 2004, the Company's Associates' Retirement Plan ("ARP") was frozen, resulting in a curtailment loss of $196 for the ARP in the first quarter of fiscal 2004, and the elimination of additional service costs after the first quarter of fiscal 2004. The Company intends to fund the minimum amounts required under the Employee Retirement Income Security Act of 1974 (ERISA). For fiscal 2005 and fiscal 2004, the Company used a measurement date of September 30 in making the required pension computations on an annual basis. For fiscal 2007 and the 2006 transition period, the Company used a March 31 measurement date consistent with its change in fiscal year-end date.

The funded status of the ARP and the accrued retirement costs, measured on March 31, 2007, March 31, 2006, September 30, 2005 and September 30, 2004, as recognized at June 30, 2007, July 1, 2006, December 31, 2005 and January 1, 2005 were:

	2007	2006	2005	2004
Change in projected benefit obligation:				
Benefit obligation at the beginning of the period	**$30,628**	$32,112	$29,936	$30,971
Service cost	**—**	—	—	196
Interest cost	**1,778**	857	1,744	1,792
Plan amendments	**—**	—	—	(1,743)
Actuarial loss (gain)	**710**	(1,351)	2,306	442
Benefits paid	**(2,092)**	(990)	(1,874)	(1,722)
Benefit obligation at end of period	**$31,024**	$30,628	$32,112	$29,936
Change in plan assets:				
Fair value of plan assets at the beginning of the period	**$23,931**	$23,661	$22,155	$21,142
Actual return on plan assets	**3,398**	1,093	2,517	2,786
Contributions	**2,197**	347	1,358	289
Expenses	**(360)**	(179)	(495)	(340)
Benefits paid	**(2,092)**	(990)	(1,874)	(1,722)
Fair value of plan assets at end of period	**$27,074**	$23,932	$23,661	$22,155
Funded status of the plan	**$ (3,950)**	$ (6,696)	$ (8,451)	$ (7,781)
Contributions made in last fiscal quarter of the period	**592**	1,106	174	145
Funded status at period-end	**$ (3,358)**	$ (5,590)	$ (8,277)	$ (7,636)
Unrecognized actuarial loss		5,060	6,603	4,613
Net amount recognized		$ (530)	$ (1,674)	$ (3,023)

(dollar amounts in thousands, except per share data)

	2007	2006	2005	2004
Amounts recognized in the Consolidated Balance Sheet at June 30, 2007				
Noncurrent assets	**N/A**			
Current liabilities	**N/A**			
Noncurrent liabilities	**$ (3,358)**			
Net pension liability at end of year	**$ (3,358)**			
Amounts recognized in the Consolidated Balance Sheet at July 1, 2006 and December 31, 2005				
Accrued plan benefit obligations		$ (5,590)	$ (8,451)	$ (7,780)
Accumulated other comprehensive income		5,060	6,777	4,757
Net amount recognized in Consolidated Balance Sheet		$ (530)	$ (1,674)	$ 3,023
Amounts recognized in accumulated other comprehensive loss – pretax at June 30, 2007				
Net actuarial loss	**$ 4,344**			
Balance in accumulated other comprehensive loss at end of year – pretax	**$ 4,344**			

At June 30, 2007, expected benefit payments to plan participants from the ARP for each of the next five years, and the 5-year period thereafter in the aggregate, are projected as:

2008	$ 2,166
2009	2,233
2010	2,265
2011	2,255
2012	2,301
2013–2017	11,642

The Company also sponsors a Supplemental Retirement Plan ("SRP") for certain officers and other key employees as designated by R.G. Barry Corporation's Board of Directors. The SRP is unfunded, noncontributory, and provides for the payment of monthly retirement benefits. Benefits are based on a formula applied to the recipients' final average monthly compensation, reduced by a certain percentage of their social security benefits. For certain participants, the SRP provides an alternative benefit formula for years worked past the normal retirement age assumed by the SRP. Effective as of close of business day on March 31, 2004, the SRP was frozen, resulting in a curtailment loss of $932 for the SRP in the first quarter of fiscal 2004, and the elimination of additional service costs after the first quarter of fiscal 2004. Effective as of January 1, 2005, the SRP was unfrozen with respect to two "reactivated participants" who had been participants in the SRP prior to March 31, 2004 and were designated by R.G. Barry Corporation's Board of Directors. Effective as of January 1, 2005, pension benefit accruals resumed for the reactivated participants; however, no pension benefits accrued for these two individuals during the period beginning March 31, 2004 and ending December 31, 2004. From and after March 31, 2004, (a) no new individual may become a participant in the SRP; (b) except with respect to the reactivated participants, no additional pension benefits will accrue; and (c) benefits will begin to be distributed no earlier than the date a participant terminates employment with the Company.

The funded status of the SRP and the accrued retirement cost, measured on March 31, 2007, March 31, 2006, September 30, 2005 and September 30, 2004, recognized at June 30, 2007, July 1, 2006, December 31, 2005 and January 1, 2005 were:

	2007	2006	2005	2004
Change in projected benefit obligation:				
Benefit obligation at the beginning of the period	**$ 8,377**	$ 8,333	$ 7,799	$ 7,532
Service cost	**75**	33	—	18
Interest cost	**483**	221	450	459
Curtailment/Plan amendment	**—**	38	302	(154)
Actuarial loss	**279**	67	381	287
Benefits paid	**(646)**	(315)	(599)	(343)
Benefit obligation at period-end	**$ 8,568**	$ 8,377	$ 8,333	$ 7,799
Change in plan assets:				
Fair value of plan assets at the beginning of the period	**$ —**	$ —	$ —	$ —
Employer contributions	**646**	315	599	343
Benefits paid	**(646)**	(315)	(599)	(343)
Fair value of plan assets at period-end	**$ —**	$ —	$ —	$ —
Funded status of the plan	**$(8,568)**	$(8,377)	$(8,333)	$(7,799)
Contribution during the last fiscal quarter of the period	**165**	159	157	148
Funded status at period-end	**$(8,403)**	$(8,218)	$(8,176)	$(7,651)
Unrecognized actuarial loss		1,526	1,476	1,214
Unrecognized prior service cost		188	205	—
Net amount recognized		$(6,504)	$(6,495)	$(6,437)
Amounts recognized in the Consolidated Balance Sheet at June 30, 2007				
Current liabilities	**$ (708)**			
Noncurrent liabilities	**(7,695)**			
Net pension liability at end of year	**$(8,403)**			
Amounts recognized in the Consolidated Balance Sheet at July 1, 2006 and December 31, 2005				
Accrued plan benefit obligations		$(8,089)	$(8,130)	$(7,882)
Intangible asset		188	205	—
Accumulated other comprehensive expense		1,397	1,430	1,445
Net amount recognized in Consolidated Balance Sheet		$(6,504)	$(6,495)	$(6,437)
Amounts recognized in accumulated other comprehensive loss – pretax at June 30, 2007				
Prior service cost	**154**			
Net actuarial loss	**$ 1,766**			
Balance in accumulated other comprehensive loss at end of year – pretax	**$ 1,920**			

(dollar amounts in thousands, except per share data)

The accumulated benefit obligation for the SRP was $8,468, $8,248 and $8,130 as of June 30, 2007, July 1, 2006 and December 31, 2005, respectively.

At June 30, 2007, expected benefit payments to plan participants from the SRP for each of the next five years and the 5-year period thereafter in the aggregate, are projected as:

2008	$ 708
2009	711
2010	736
2011	742
2012	788
2013–2017	3,952

Weighted average assumptions used to determine net costs for both the ARP and the SRP as of June 30, 2007, July 1, 2006, December 31, 2005 and January 1, 2005 were:

	2007	2006	2005	2004
Discount rate	**6.00%**	5.50%	6.00%	6.25%
Rate of compensation increase	**4.00%**	4.00%	N/A	4.00%
Expected return on plan assets	**8.50%**	8.50%	8.50%	9.00%

The components of net periodic benefit cost for the retirement plans at June 30, 2007, July 1, 2006, December 31, 2005 and January 1, 2005 were:

Components of Net Periodic Benefit Cost	2007	2006	2005	2004
Service cost	**$ 75**	$ 33	$ —	$ 214
Interest cost	**2,262**	1,078	2,195	2,251
Expected return on plan assets	**(1,964)**	(946)	(1,849)	(2,015)
Settlement/Curtailment loss	**—**	—	—	1,128
Net amortization	**426**	297	356	222
	$ 799	$ 462	$ 702	$ 1,800

The estimated net actuarial loss, prior service cost, and transition obligation (asset) for the defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during fiscal 2008 are $392, $34 and $0, respectively.

Weighted average assumptions used to determine benefit obligations as of June 30, 2007, July 1, 2006 and December 31, 2005 were:

	2007	2006	2005	2004
Discount rate	**6.00%**	6.00%	5.50%	6.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%	4.00%

The qualified ARP is funded on a periodic basis as required under ERISA/IRS guidelines. The general principles guiding investment of pension plan assets are those embodied under ERISA. These principles include discharging the Company's investment responsibilities for the exclusive benefit of plan participants and in accordance with the "prudent expert" standards and other ERISA rules and regulations. Investment objectives for the Company's pension plan assets are to optimize the long-term return on plan assets while maintaining an acceptable level of risk, diversify assets among asset classes and investment styles, and maintain a long-term focus. The plan asset allocation shown below is consistent with the Company's investment objectives. With the assistance of a consulting firm, the plan fiduciaries are responsible for selecting investment managers, setting asset allocation targets and monitoring asset allocation and investment performance. The qualified plan assets invested as of the measurement date for fiscal 2007, the 2006 transition period and fiscal 2005 are as follows:

	2007	2006	2005	2004
Cash and equivalents	**2%**	1%	3%	2%
Domestic equities	**50%**	61%	61%	61%
Domestic fixed income securities	**8%**	38%	36%	37%
Foreign equities	**26%**	—	—	—
Hedge funds	**14%**	—	—	—
Total pension plan assets invested	**100%**	100%	100%	100%

The expected return on plan assets used in the pension computations for the qualified ARP plan is based on management's best judgment of future anticipated performance of those invested assets based on past long-term experience and judgment on how future long-term performance will occur.

The Company's nonqualified SRP is unfunded and payments, as required, are made when due from the Company's general funds. In fiscal 2007, the Company had pension related payments of $2,337 for its unfunded, nonqualified SRP as well as for payments anticipated for fiscal 2007 and fiscal 2008 quarterly estimated contributions to its funded, qualified ARP. In setting the annual discount rate to measure its pension obligation and in consultation with its external actuarial consultants, the Company uses the Moody's Aa Corporate Bonds rate as a general guide, complimented by a pension yield curve analysis by the Company's external actuaries. The rate used approximates the rate at which the Company's pension liabilities could effectively be settled at the measurement date.

The Company sponsors a 401(k) plan for all its eligible salaried and nonsalaried employees (other than employees of its non-domestic subsidiaries). Effective January 1, 2005, the Company adopted a 3% non-contributory Safe Harbor 401 provision for all eligible plan participants. During fiscal 2004, the Company contributed 50% of the first 3% of each participant's compensation contribution to the 401(k) plan, as established in the plan provisions that were in effect during fiscal 2004. In the fourth quarter of fiscal 2007, R.G. Barry Corporation's Board of Directors approved a discretionary, one-time contribution of 1% of eligible pay to all 401(k) plan participants. This contribution is deemed a profit sharing contribution as established in the 401 (k) plan guidelines. The Company's contributions in cash to the 401(k) plan, including the one-time contribution payment, were $323, $130, $295 and $52 for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, respectively.

Amounts expected to be amortized from accumulated other comprehensive income into net period benefit cost during the year ending June 28, 2008, are as follows:

Net actuarial loss	$392
Prior service cost	$ 34

10 Shareholders' Equity

The 2005 Plan is the Company's only equity-based compensation plan under which future awards may be made to employees of the Company and non-employee directors of R.G. Barry Corporation. As of June 30, 2007, there are currently approximately 122 employees and nine non-employee directors who are eligible to participate in the 2005 Plan.

(dollar amounts in thousands, except per share data)

The 2005 Plan authorizes the issuance of 500,000 common shares, plus:

- the number of common shares that were authorized to be the subject of awards under the 1997 Incentive Stock Plan (the "1997 Plan") and the 2002 Stock Incentive Plan (the "2002 Plan"), which plans were terminated as to new awards on May 20, 2005, but as to which awards had not been made as of May 20, 2005; and
- any common shares underlying awards granted under the 1997 Plan and the 2002 Plan, which are forfeited after May 20, 2005.

In addition, no more than 500,000 *common shares* will be available for the grant of ISOs under the 2005 Plan. At June 30, 2007, the number of common shares available for grant was 228,000, 116,500 and 121,000 common shares pursuant to the 2005 Plan and through the rollover terms of the 2005 Plan, the 2002 Plan and the 1997 Plan, respectively.

The selection of participants and the nature and size of awards granted under the 2005 Plan is within the discretion of the Compensation Committee of R.G. Barry Corporation's Board of Directors (the "Committee") or the full Board of Directors, in the case of grants to non-employee directors of R.G. Barry Corporation. The 2005 Plan provides for the following types of grants, each as defined in the 2005 Plan:

- NQs and ISOs that qualify under Section 422 of the Internal Revenue Code of 1986, as amended;
- stock appreciation rights;
- restricted stock and RSUs;
- stock grants, stock units and cash awards.

Grants of restricted stock, RSUs, stock units and cash awards may, as determined by the Committee or the full Board of Directors, as appropriate, also be performance-based awards, as defined in the 2005 Plan.

If an award granted under the 2005 Plan is forfeited, cancelled, terminated, relinquished, exchanged or otherwise settled without the issuance of common shares or the payment of cash equal to the difference between the fair market value of the award and any exercise price, the common shares *associated with that award will be available for future grants.* The maximum number of common shares with respect to which awards may be issued under the 2005 Plan to any individual during any calendar year is 200,000. The common shares issued pursuant to the 2005 Plan may consist of authorized and unissued shares or treasury shares.

Prior to the approval of the 2005 Plan, the Company had various equity-based compensation plans, under which ISOs and NQs have been granted, some of which remain outstanding. All outstanding ISOs and NQs are currently exercisable for periods of up to 10 years from the date of grant at exercise prices not less than the fair market value of the underlying common shares at the date of grant.

Plan activity for grants under the 2005 Plan and the other equity-based compensation plans under which ISOs and NQs have been granted is as follows:

	Number of common shares subject to ISOs	Number of common shares subject to NQs	Weighted-average exercise price
Outstanding at January 3, 2004	904,300	444,900	$5.91
Granted	75,000	150,000	2.52
Exercised	(800)	—	3.01
Expired/Cancelled	(266,200)	(142,600)	6.50
Outstanding at January 1, 2005	712,300	452,300	$5.05
Granted	140,000	180,000	3.84
Exercised	(69,000)	(14,600)	3.46
Expired/Cancelled	(143,900)	(49,300)	4.39
Outstanding at December 31, 2005	639,400	568,400	$4.94
Granted	—	100,000	6.58
Exercised	(55,600)	(100,000)	2.83
Expired/Cancelled	(27,700)	(15,600)	7.95
Outstanding at July 1, 2006	556,100	552,800	$5.27
Granted	5,000	—	7.25
Exercised	(256,200)	(82,300)	3.72
Expired/Cancelled	(24,800)	(34,600)	8.08
Outstanding at June 30, 2007	280,100	435,900	$5.79
Options exercisable at June 30, 2007	223,800	342,600	

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at June 30, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at June 30, 2007	Weighted average exercise price
$ 2.51 – 5.00	453,900	3.0	$ 3.84	375,900	$ 3.85
5.01 – 10.00	188,200	5.5	6.80	116,600	7.22
10.01 – 15.00	73,900	2.8	14.94	73,900	14.94
	716,000			566,400	

The intrinsic values of the stock options exercisable and outstanding at the end of fiscal 2007 were $3,546 and $4,549, respectively. The intrinsic value of stock options exercised during fiscal 2007 was $1,978.

At the end of fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004, the stock options outstanding under these plans were held by 43, 49, 51 and 65 employees, respectively, and had expiration dates ranging from 2007 to 2016.

During fiscal 2007, the Company awarded RSUs to non-employee directors of R.G. Barry Corporation and one member of its senior management. Upon vesting, the RSUs will be settled in an equivalent number of common shares. The RSUs awarded to the non-employee directors will vest in full on the first anniversary of the date of the award. The RSUs awarded to the member of senior management will vest in full on the fifth anniversary of the date of the award, although twenty percent of the RSUs may vest on each of the first four anniversaries of the date of the award if the Company meets certain performance goals. The intrinsic value of RSUs which vested during fiscal 2007 was $289.

(dollar amounts in thousands, except per share data)

The following is a summary of the status of the Company's RSUs as of June 30, 2007 and activity during the fiscal year then ended:

	Common shares covered	Grant date fair value
Nonvested at July 1, 2006	106,200	$ 6.18
Granted – December 2006	10,800	7.25
Granted – May 2007	30,000	10.50
Vested	(50,100)	6.18
Forfeited	(11,000)	6.18
Nonvested at June 30, 2007	85,900	$ 7.82

Stock appreciation rights may be issued subject to certain limitations. No such rights have been issued or were outstanding at the end of fiscal 2007, the 2006 transition period, fiscal 2005 or fiscal 2004.

On September 7, 2006, the Company's former Chief Executive Officer ("former CEO") exercised stock options covering an aggregate of 50,000 common shares. These stock options were NQs, had a two-year term, and became fully vested on December 9, 2004. As permitted by the terms of the underlying option agreements, the Company's former CEO paid the option price for the common shares by tendering to the Company an aggregate of 20,156 common shares of R.G. Barry Corporation he already owned, which common shares were valued at $6.40 per share, the closing price of R.G. Barry Corporation's common shares as quoted in the American Stock Exchange on the exercise date. In addition and as permitted by the underlying option agreements, the Company's former CEO opted to fund payment of the minimum federal, state and local income taxes related to the income he recognized on the stock option exercise with common shares that he otherwise would have been issued upon the exercise of the stock options. The Company withheld 10,744 from the 50,000 common shares otherwise issuable upon exercise to fund payment of the minimum federal, state and local income taxes on behalf of the Company's former CEO. As a result of the exercise of these stock options, during fiscal 2007, the Company recorded the sum of 20,156 common shares and 10,744 common shares, or 30,900 common shares, as part of treasury stock and reported approximately $198 as the value of these common shares, priced at $6.40 per share, as part of its financing activities in the Consolidated Statement of Cash Flows.

11 Earnings per Share

The following table represents a reconciliation of the numerators and denominators of basic and dilutive, when applicable, earnings (loss) per common share from continuing operations for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004:

	2007	2006	2005	2004
Numerator:				
Earnings (loss) from continuing operations	**$25,735**	$(4,266)	$ 7,730	$(20,387)
Denominator:				
Weighted average common shares outstanding	**10,089**	9,961	9,869	9,839
Effect of potentially dilutive securities: employee stock options and RSUs	**373**	—	279	—
Weighted average common shares outstanding, assuming dilution	**10,462**	9,961	10,148	9,839
Basic earnings (loss) per common share – continuing operations	**$ 2.55**	$ (0.42)	$ 0.78	$ (2.07)
Dilutive earnings (loss) per common share – continuing operations	**$ 2.46**	$ (0.42)	$ 0.76	$ (2.07)

The Company excluded stock options to purchase approximately 102,800 common shares from the calculation of diluted earnings per common share for fiscal 2007 due to the anti-dilutive nature of these stock options, measured using the average market price of the underlying common shares during that fiscal year. The Company excluded stock options to purchase approximately 1,215,100 common shares from the computation of diluted loss per common share for the 2006 transition period because of the Company's net loss incurred in that period. The Company excluded stock options to purchase approximately 291,000 common share from the calculation of diluted earnings per common share for fiscal 2005 due to the anti-dilutive nature of these stock options, measured using the average market price of the underlying common shares during that fiscal year. The Company excluded stock options to purchase approximately 1,165,000 common shares from the computation of diluted loss per common share for fiscal 2004, because of the Company's net loss incurred in fiscal 2004.

12 Preferred Share Purchase Rights

On February 19, 1998, the Board of Directors of R.G. Barry Corporation declared a distribution of one Preferred Share Purchase Right ("Right") for each outstanding common share to shareholders of record on March 16, 1998. The Rights replaced similar rights issued in 1988, which expired on March 16, 1998. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of Series I Junior Participating Class A Preferred Shares, par value $1 per share, at an initial exercise price of $40. The Rights initially will be attached to the common shares. The Rights will separate from the common shares and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, 20% or more of the Company's outstanding common shares ("Share Acquisition Date"), other than as a result of repurchases of common shares by the Company or certain inadvertent actions by institutional or certain other shareholders, or 10 business days (or such later date as the Board of Directors shall determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of R.G. Barry Corporation's outstanding common shares. The Rights are not exercisable until the Distribution Date.

In the event that any person becomes the beneficial owner of more than 20% of the then outstanding common shares, each holder of a Right will thereafter be entitled to receive, upon exercise of the Right, common shares (or in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the exercise price of the Right. In the event that, at any time following the Share Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of the Company's consolidated assets, cash flow or earning power is sold or transferred, the holder of a Right will be entitled to receive, upon exercise of the Right, the number of shares of common stock of the acquiring company which at the time of such transaction will have a market value equal to two times the exercise price of the Right.

The Rights, which do not have any voting rights, expire on March 16, 2008, and may be redeemed by the Company at a price of $0.01 per Right at any time until 10 business days following the Share Acquisition Date.

Each Class A Preferred Share entitles the holder thereof to one-tenth of one vote, while Class B Preferred Shares, should they become authorized for issuance by action of R.G. Barry Corporation's Board of Directors, entitle the holder thereof to ten votes. The preferred shares are entitled to a preference in liquidation. None of the preferred shares have been issued.

13 Related-party Obligation

The Company and its non-executive chairman ("chairman") previously entered into an agreement pursuant to which the Company is obligated for up to two years after the death of the chairman to purchase, if the estate elects to sell, up to $4,000 of the Company's common shares, at their fair market value. To fund its potential obligation to purchase such common shares, the Company purchased a $5,000 insurance policy on the life of the chairman; in addition, the Company maintains another policy insuring the life of the chairman. The cumulative cash surrender value of the policies approximates $2,500, which is included in other assets in the accompanying Consolidated Balance Sheets. Effective in March 2004 and continuing through the end of fiscal 2007, the Company has borrowed against the cash surrender value of these policies.

In addition, for a period of 24 months following the chairman's death, the Company would have a right of first refusal to purchase any common shares owned by the chairman at the time of his death if his estate elects to sell such common shares. The Company would have the right to purchase such common shares on the same terms and conditions as the estate proposes to sell such common shares to a third party.

(dollar amounts in thousands, except per share data)

On August 11, 2005 (the "Effective Date"), the Company and the mother of the chairman entered into an agreement whereby she transferred all of her product designs and patent rights to the Company as of the Effective Date; and released all unpaid claims that would have accrued under a previous agreement and through the Effective Date, for the sum of $600. This amount is to be paid in 24 quarterly payments of $25 each. Since the mother of the chairman's death in February 2007, the Company has been making these quarterly payments to the successor trust designated by the mother of the chairman. The quarterly payments began on the Effective Date and have been and will be due and payable on the last business day of each and every October, January, April and July until the last business day in April 2011. On the Effective Date, the net present value of this obligation was computed at approximately $495, discounted at 7%, and this amount was charged to earnings, as discussed further in Note 5. As of June 30, 2007, the Company reported $78 of the then outstanding net present value amount as current installments of long-term debt and the remaining $272 as long-term debt.

Early in fiscal 2004, the Company engaged The Meridian Group ("Meridian"), whose services included assisting the Company in the development of its new business model, restructuring its financing resources and identifying auction firms to market and sell its equipment in Mexico. The Company's former CEO's spouse is the President and sole owner of Meridian. The fees incurred were at Meridian's customary rates for providing such services, and the Company believes the fees were consistent with the market price for such services. The Company has not engaged the services of Meridian since the fourth quarter of fiscal 2004.

14 Segment Reporting

SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information,"* establishes standards for the manner in which public enterprises report information about operating segments, their products and the geographic areas where they operate.

The Company primarily markets accessory footwear products, as described in Note 1. With the sale of Fargeot, the business of which is reported as discontinued operations as further described in Note 16, the Company's business is operated now as a single operating segment, North America. Net sales as reported in the Consolidated Statements of Operations relate solely to markets in North America.

Net Property, Plant, and Equipment at cost at June 30, 2007, July 1, 2006 and December 31, 2005 was:

	2007	2006	2005
North America	**$2,255**	$2,104	$2,108
Other	—	315	263
	$2,255	$2,419	$2,371

In fiscal 2007, one customer accounted for approximately 33% and a second customer accounted for approximately 11% of the Company's net sales. In the 2006 transition period, one customer accounted for approximately 41.5% of the Company's net sales. In fiscal 2005, one customer accounted for approximately 33%, and a second customer accounted for approximately 10% of the Company's net sales. In fiscal 2004, one customer accounted for approximately 29%, and a second customer accounted for approximately 11% of the Company's net sales.

15 Restructuring and Asset Impairment Charges

During fiscal 2007, the Company did not undertake any new initiatives that resulted in restructuring charges. The $179 in other exit costs and adjustments incurred in the period, as shown below, related to final exit activities with respect to the Company's former distribution center in Mexico and costs associated with the liquidation of the Company's former Mexico-based subsidiaries.

	Accruals July 1, 2006	Charges in 2007	Adjustments	Non-cash write-offs	Paid in 2007	Accruals June 30, 2007
Employee separations	$ 335	$ —	$—	$—	$ 335	$—
Other exit costs	—	147	—	—	147	—
Noncancelable leases	2,909	—	32	—	2,941	—
Total restructuring	$3,244	$147	$32	$—	$3,423	$—

During the 2006 transition period, the Company took certain reorganization actions, which reduced staff positions in both its corporate offices and the distribution center facility in Texas. These actions resulted in related restructuring charges in the 2006 transition period of $330. The $2,034 adjustment recorded in the 2006 transition period associated with noncancelable leases reflects the agreement reached by the Company with the landlord of its former distribution center in Mexico with respect to the lease agreement on that facility. Other exit costs of $158 incurred during the period were primarily related to certain exit activities with respect to the Company's former distribution center in Mexico and other Mexico-based subsidiaries.

	Accruals December 31, 2005	Charges in 2006	Adjustments	Non-cash write-offs	Paid in 2006	Accruals July 1, 2006
Employee separations	$ 47	$330	$ —	$—	$ 42	$ 335
Other exit costs	—	158	—	80	78	—
Noncancelable leases	1,336	33	2,034	—	494	2,909
Total restructuring	$1,383	$521	$2,034	$80	$614	$3,244

During fiscal 2005, the Company did not engage in any new restructuring initiatives. The amounts shown below as restructuring adjustments and charges represent primarily the effect of reassessing during fiscal 2005 the restructuring accrual relative to the Company's then lease commitment on a former distribution center in Mexico, and represents as well other exit costs associated with the restructuring actions taken in fiscal 2004.-

	Accruals January 1, 2005	Charges in 2005	Adjustments	Non-cash write-offs	Paid in 2005	Accruals December 31, 2005
Employee separations	$ 927	$ —	$ 31	$—	$ 911	$ 47
Other exit costs	—	312	—	—	312	—
Noncancelable leases	1,732	84	1,192	—	1,672	1,336
Total restructuring	$2,659	$396	$1,223	$—	$2,895	$1,383

During fiscal 2004, the Company implemented a new business model that essentially transitioned the Company from a manufacturer to a distributor of accessory footwear products purchased from third-party manufacturers. As a result of this change, during fiscal 2004, the Company engaged in the following significant restructuring activities: closed its Mexico-based manufacturing operations; closed its distribution center in Mexico; closed its related cross-dock distribution operations in Laredo, Texas; and completed closure of its operations offices based in San Antonio, Texas. The Company recognized asset impairment charges of $7,098, with $4,202 related to net property, plant and equipment, and the remaining $2,896 related to other non-current assets, primarily manufacturing patents and unamortized duty acceleration costs.

(dollar amounts in thousands, except per share data)

	Accruals January 3, 2004	Charges in 2004	Adjustments	Non-cash write-offs	Paid in 2004	Accruals January 1, 2005
Employee separations	$174	$ 4,201	$(10)	$ —	$3,438	$ 927
Other exit costs	—	2,736	—	—	2,736	—
Noncancelable leases	—	3,316	—	—	1,584	1,732
Total restructuring	174	10,253	(10)	—	7,758	2,659
Asset impairments	—	7,098	—	7,098	—	—
Total	$174	$17,351	$(10)	$7,098	$7,758	$2,659

16 Disposition of Fargeot

At the end of fiscal 2007, the Board of Directors of R.G. Barry Corporation approved a plan to dispose of its 100% ownership in Fargeot, in a move to strategically align all elements of its operations with the business model adopted in fiscal 2004. Accordingly, the Company has classified the operations of Fargeot as discontinued operations for the periods reported in the Company's Consolidated Statements of Operations. The assets and liabilities related to these discontinued operations have been reclassified to current assets held for disposal and current liabilities associated with assets held for disposal, as applicable, as of June 30, 2007. The Company recorded an impairment loss of $1,240 on Fargeot's assets based on the net recoverable value expected on the sale of Fargeot.

The following represents the major classes of assets and liabilities related to the discontinued operations included in the Consolidated Balance Sheets as of June 30, 2007, July 1, 2006 and December 31, 2005:

	2007	2006	2005
Cash	**$ 408**	$ 648	$ 34
Other current assets	**3,697**	2,683	2,871
Noncurrent assets	**331**	316	264
Impairment loss	**(1,240)**	—	—
Total assets	**$ 3,196**	$3,647	$3,169
Less cash	**(408)**		
Net assets held for disposal	**$ 2,788**		
Current liabilities	**$ 2,357**	$1,944	$1,574
Long-term debt	**—**	89	145
Total liabilities	**$ 2,357**	$2,033	$1,719
Accumulated other comprehensive income – currency translation gains	**$ 365**	$ 227	$ 138

Selected financial data relating to the operating results of Fargeot's discontinued operations are shown below for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004:

	2007	2006	2005	2004
Net sales	**$8,490**	$4,428	$7,842	$8,129
Loss on net assets held for sale as discontinued operations	**(1,240)**	—	—	—
Earnings (loss) from discontinued operations before income tax	**(751)**	101	228	195

The Company announced on July 20, 2007 that it completed the sale of Fargeot to M.T. SARL of Thiviers, France, for 350,000 Euros, or approximately $480,000. The principals of M.T. SARL include members of management of the Company's former subsidiary. The net value of the business at the close of fiscal 2007 was estimated at $474. The Company reported a loss from discontinued operations of $590 in fiscal 2007, which included both the results of the Fargeot operations and an impairment loss of $1,240 resulting from the sale of Fargeot.

17 Sale of Vesture Net Assets

In fiscal 2003, the Company sold certain assets of its Vesture thermal products subsidiary. As consideration, the purchaser assumed specific liabilities and obligations of Vesture and paid the Company a nominal sum of cash, and provided the Company with a promissory note in the amount of $334, due in December 2004. In 2003, the Company provided a full reserve for the balance due on the note. During the third quarter of fiscal 2004, the Company received payment of $334 from Vesture's buyer related to this note. As additional consideration for the assets sold, the purchaser committed to remit a specified sum in December 2004 and make annual royalty payments through calendar 2007. Such royalty payments are based upon a percentage of purchaser's annual sales of certain products in excess of specific sales thresholds, as established in the underlying purchase agreement. Beyond the provisions involved in the sale, the Company has no continuing involvement in this business.

Selected financial data relating to the discontinued operations of the Company's former Vesture subsidiary for fiscal 2007, the 2006 transition period, fiscal 2005 and fiscal 2004 is shown below. There were no sales, gross profit or operating expenses incurred during any of the periods presented.

	2007	2006	2005	2004
Gain on sale of certain assets relating to discontinued operations	$—	$—	$92	$334
Earnings from discontinued operations before income tax	—	—	92	334
Income tax expense	—	—	(2)	—
Earnings from discontinued operations, net of income tax	—	—	90	334

In fiscal 2005, the Company's earnings from discontinued operations represented royalty payments received during that year as established in the related purchase agreement. In fiscal 2004, earnings from discontinued operations represented primarily the early payment of a promissory note received as part of the sale of the Vesture thermal products assets. At the time of sale, the stated value of this note had been fully reserved because of doubtful collection.

18 Contingent Liabilities

The Company is from time to time involved in claims and litigation considered normal in the course of business. While it is not feasible to predict the ultimate outcome, in the opinion of management, the resolution of these matters is not expected to have a material effect on the Company's financial position or results of operation.

The Board of Directors and Shareholders

R.G. Barry Corporation:

We have audited the accompanying consolidated balance sheets of R.G. Barry Corporation and subsidiaries as of June 30, 2007, July 1, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year ended June 30, 2007, for the six months ended July 1, 2006 (the transition period 2006), and for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R.G. Barry Corporation and subsidiaries as of June 30, 2007, July 1, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year ended June 30, 2007, for the six months ended July 1, 2006, and for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "*Share Based Payment*," effective January 1, 2006.

KPMG LLP

Columbus, Ohio

September 20, 2007

OARD OF DIRECTORS

iordon Zacks
hairman of the Board
ormer President and Chief Executive Officer, R.G. Barry Corporation

licholas P. DiPaolo
Member Audit, Compensation and Nominating & Governance Committees
ormer Vice Chairman and Chief Operating Officer, Bernard Chaus, Inc. (women's apparel)

avid P. Lauer
Member Audit, Compensation and Nominating & Governance Committees
ormer President and Chief Operating Officer, Bank One, Columbus, NA

oger E. Lautzenhiser
artner, Cincinnati Office, Vorys, Sater, Seymour and Pease LLP (attorneys at law)

avid L. Nichols
Member Audit, Compensation and Nominating & Governance Committees
ormer President and Chief Operating Officer, Macy's South Division, Federated Department Stores

anice E. Page
hair Compensation Committee; Member Audit and Nominating & Governance Committees
etail Consultant and Former Senior (Group) Vice President, Sears, Roebuck and Co.

dward M. Stan
hair Nominating & Governance Committee; Member Audit and Compensation Committees
resident Edward M. Stan and Associates (importers)

ireg A. Tunney
esident and Chief Executive Officer, R.G. Barry Corporation

homas M. Von Lehman
anaging Director, The Meridian Group (business consultants),
ormer President and Chief Executive Officer, R.G. Barry Corporation

arvey A. Weinberg
hair Audit Committee; Member Compensation and Nominating & Governance Committees
ormer Chairman of the Board and Chief Executive Officer, Hartmarx Corporation (clothiers)

ENIOR MANAGEMENT TEAM

reg A. Tunney
esident and Chief Executive Officer

arry F. Miller
nior Vice President – Human Resources

aniel D. Viren
nior Vice President – Finance, Chief Financial Officer and Secretary

enn D. Evans
nior Vice President – Sourcing and Logistics

mela A. Gentile
nior Vice President – Sales and Brand President, Dearfoams® Brands

sé G. Ibarra
e President – Treasurer

omas JZ Konecki
nior Vice President – Sales, Licensing and Business Development

e F. Smith
nior Vice President – Design and Product Development

NERAL COUNSEL

rys, Sater, Seymour and Pease LLP, Columbus, Ohio

DEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MG LLP, Columbus, Ohio

LOCATIONS

CORPORATE OFFICE

R.G. Barry Corporation
13405 Yarmouth Road N.W.
Pickerington, Ohio 43147
Telephone 614.864.6400

ADMINISTRATIVE & SALES OFFICES

Dearfoams® Brands Sales Office
The Empire State Building
350 Fifth Avenue, Suite 1209
New York, New York 10118
Telephone 212.244.3145

Dearfoams® Brands Sales Office
1004 Beau Terra Drive, Suite 506
Bentonville, Arkansas 72712
Telephone 479.464.4363

Dearfoams® Brands Sourcing Office
Room F / 11th Floor
West Gate Tower
7 Wing Hong Street
Cheung Sha Wan, Kowloon
Hong Kong
Telephone 011.852.2371.0303

DISTRIBUTION CENTER

Barry of San Angelo
3301 Barry Avenue
San Angelo, Texas 76901
Telephone 325.942.7664

INTERNET ADDRESSES

www.rgbarry.com
www.dearfoams.com
www.terrasoles.com

TRADEMARKS

The following are the principal trademarks of the Company registered with or registration applied for with the United States Department of Commerce Patent and Trademark Office or with the appropriate foreign registration authority: Dearfoams®, Dearfoams Bliss™, Dearfoams NV™, DF Men™, DF Women™, DF Sport™, Dreamtop™, Terrasoles®, Compacks By Dearfoams®, My College Footwear™, Angel Treads®, EZfeet®, Softsoles™, Soft Notes®, Solé™, Soluna® and Utopia™.

R.G. Barry Corporation also markets Superga® canvas/active fashion footwear under license granted by Basic Properties America, Inc.; Liz Claiborne®, Claiborne® and Villager® slippers under license granted by L.C. Licensing, Inc.; and My College Footwear™ bearing the official logos and colors of NCAA colleges and universities under licenses granted by the various institutions, their official licensing representatives or Licensing Resource Group, Inc.

SUBSIDIARIES

The Dearfoams Company
R.G. Barry International, Inc.
RGB Technology, Inc. (formerly Vesture Corporation)

BUSINESS ETHICS

A fundamental goal of R.G. Barry Corporation is to incorporate our core values of integrity, quality, innovation, leadership, teamwork and community into our business in a manner that leads to the long-term success of the Company, its shareholders and employees. We strive to achieve the highest business and personal ethical standards as well as compliance with all applicable governmental laws, rules and regulations.

EQUAL EMPLOYMENT OPPORTUNITIES

We offer the opportunity of equal employment to all individuals without regard to disability, race, color, religion, sex, national origin or age.

REPORTING ACCOUNTING AND AUDITING CONCERNS AND COMPLAINTS

The Audit Committee of our Board of Directors has established procedures for the handling of concerns or complaints regarding questionable accounting or auditing matters and oversees the handling of those complaints.

Employees of the Company may submit a good faith concern or complaint regarding accounting matters without fear of dismissal or retaliation of any kind. A full description of the procedures available to employees wishing to report questionable accounting or auditing matters is provided as part of our hiring process. These procedures also are: 1) posted on News Centers at all company locations; 2) published on our employee Intranet site; and 3) published as part of all employee handbooks and policy manuals.

Non-employees may submit their written concerns or complaints regarding accounting matters in a sealed envelope to the Chair of the Audit Committee, c/o R.G. Barry Corporation, 13405 Yarmouth Road N.W., Pickerington, Ohio 43147. Any such envelopes received by the Company will be forwarded promptly to the Chair of the Audit Committee. Upon receipt of a concern or complaint, the Chair of the Audit Committee will determine whether it actually pertains to accounting matters. If the Audit Committee Chair feels it is related to accounting matters, the Audit Committee, with the assistance of such other persons as the Audit Committee deems appropriate, will review the matter. Prompt and appropriate corrective action will be taken as warranted. The Audit Committee maintains a log of all concerns and complaints, tracking their receipt, investigation and resolution. Copies of concerns and complaints and the log will be maintained in accordance with the Company's document retention policy.

STOCK LISTING


DFZ

R.G. Barry Corporation common shares are principally traded on the American Stock Exchange LLC. Our trading symbol is DFZ.

SHAREHOLDER SERVICES

The Company's registrar and transfer agent is The Bank of New York.

SHAREHOLDER ACCOUNTS

For information regarding individual accounts, shareholders can contact The Bank of New York by phone at 800.524.4458 or write: The Bank of New York, Shareholder Relations Department – 11W, P.O. Box 11258, Church Street Station, New York, NY 10286.

ADDRESS CHANGES & STOCK CERTIFICATE TRANSFERS

To transfer stock certificates or change a shareholder mailing address, write The Bank of New York at: The Bank of New York, Receive and Deliver Department – 11W, P.O. Box 11002, Church Street Station, New York, NY 10286.

FORM 10-K & OTHER REPORTS

The information in this report, in the opinion of management, substantially conforms to the information required to be disclosed in the Company's Form 10-K for the fiscal year ended June 30, 2007 filed with the Securities and Exchange Commission. However, our annual report on Form 10-K contains additional information not included in this report.

The Company's annual report on Form 10-K for the fiscal year ended June 30, 2007 and other Securities and Exchange Commission filings can be viewed on-line through the "SEC Filings" section of our corporate Website at www.rgbarry.com or by directly visiting the Securities and Exchange Commission Website at www.sec.gov.

Our Annual Report on Form 10-K for fiscal 2007, our SEC filings as well as our news releases are available without charge by writing to: Roy Youst, Director Corporate Communications & Investor Relations, R.G. Barry Corporation, 13405 Yarmouth Road NW. Pickerington, Ohio 43147.

ANNUAL MEETING

The 2007 annual meeting of shareholders of R.G. Barry Corporation will be held at 11:00 a.m., Eastern Standard Time, on Thursday, November 8, 2007 at the Company's corporate offices at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147.

Recognizing the contributions & talents of all



Florence Zacks Melton

November 6, 1911 – February 8, 2007

lorence Zacks Melton, co-founder and creative guiding force of R.G. Barry Corporation, was an amazing woman who lived a wonderful, iealthy and full life. Through her numerous inventions and far-reaching philanthropic, religious and educational work, she touched the live

R.G. Barry Corporation
the Dearfoams company

13405 Yarmouth Road NW
Pickerington, Ohio 43147
800.848.7560

END

www.rgbarry.com www.dearfoams.com www.terrasoles.com